

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

82-4507

5 June 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 2 May 2006 till 31 May 2006, for your information and file record please.

2. Please do not hesitate to contact Ms Ng Chooi Peng at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Lai Choon Hung
Deputy Chief Corporate Officer

Encs

S:\Sec\ADR\2006\Ltr\Ltr to ADR (LCH).doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand and Sun Hung Kai Properties appoint Soon Su Lin as CEO, Orchard Turn Developments"	2 May 2006	For Public Relations Purposes
Announcement by The Ascott Group Limited - "Completion of sale of Liang Court Shopping Centre"	2 May 2006	For Public Relations Purposes
Announcement by CapitaLand Commercial and Integrated Development Limited - "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 billion Multicurrency Medium Term Note Programme"	3 May 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand signs MOU to develop prime waterfront integrated development in Bahrain's capital"	3 May 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "S$1,560,000,000 Syndicated Credit Facilities for the Financing of the 'Orchard Turn' Retail-cum-Residential Project"	5 May 2006	SGX-ST Listing Manual
Announcements by The Ascott Group Limited – "(1) Capital Reduction; and (2) Establishment of indirect wholly owned subsidiaries."	5 May 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Change of interest in Australand"	8 May 2006	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited - "Re-appointment of Directors to the Audit Committee"	8 May 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand completes Clarke Quay's Phase-Two S$80 million Repositioning Project"	9 May 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Fund Management (Alpha) Pte. Ltd."	9 May 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "2006 First Quarter Financial Statements Announcement"	10 May 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand's profit up by 86.5% to S$130.6 million for 1Q2006"	10 May 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Presentation Slides - CapitaLand 1Q2006 Results"	10 May 2006	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited - "Payment of Management Fee by way of issue of units in CapitaMall Trust"	11 May 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited - "(1) Ascott expands Citadines brand in Thailand; and (2) Ascott secures its third and fourth Citadines Serviced Residences in Bangkok."	11 May 2006	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Sale of The Ascott Mayfair, London"	12 May 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Sale of The Ascott Mayfair, London"	15 May 2006	SGX-ST Listing Manual
News release by CapitaLand Limited – "CapitaLand acquires first residential site in Hangzhou"	17 May 2006	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand signs agreement to acquire Xihuan Plaza Retail Mall in Beijing for S$260 million"	17 May 2006	For Public Relations Purposes
Announcement by CapitaLand Limited – "Shanghai Pudong Xinxiang Real Estate Development Co., Ltd – Company in members' voluntary liquidation"	19 May 2006	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "(A) Statement from CapitaLand regarding the decision on the Integrated Resort at Marina Bay (B) Statement on the Integrated Resort at Sentosa"	26 May 2006	For Public Relations Purposes
Announcement and news release by CapitaLand Limited – "(I) Establishment of indirect wholly-owned subsidiary, CapitaLand (Sichuan) Holdings Pte. Ltd.; and (II) Joint Venture Agreement with Chengdu Zhixin Industrial Co., Ltd."	30 May 2006	SGX-ST Listing Manual and For Public Relations Purposes
Announcement by CapitaLand Limited – "Presentation Slides – Joint Venture between CapitaLand China Holdings and Chengdu Zhixin Industrial Co., Ltd."	30 May 2006	For Public Relations Purposes
Media release by Australand - "Winten and Australand buy Dick Smith site in Macquarie Park"	30 May 2006	For Public Relations Purposes

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Post Conference Comments"	31 May 2006	SGX-ST Listing Manual
Media release by Australand - "Freshwater Place Stage II: Australand to build on success"	31 May 2006	For Public Relations Purposes

S:\Sec\ADR\2006\Listing\May 2006.doc



Press Release

2 May 2006
For Immediate Release

CapitaLand and Sun Hung Kai Properties Appoint Soon Su Lin as CEO, Orchard Turn Developments

Singapore, 2 May 2006 – CapitaLand Limited ("CapitaLand") and Sun Hung Kai Properties Limited ("Sun Hung Kai Properties") have jointly appointed Ms Soon Su Lin as the Chief Executive Officer of Orchard Turn Developments Pte. Ltd. ("Orchard Turn Developments"). Orchard Turn Developments is 50% owned by CapitaLand Retail Singapore Investments Pte. Ltd, an indirect wholly-owned subsidiary of CapitaLand, and 50% owned by Gresward Pte. Ltd., an indirect wholly-owned subsidiary of Sun Hung Kai Properties. Her extensive real estate experience, particularly in retail, residential and investments, puts her in good stead to lead the strong team comprising representatives from CapitaLand and Sun Hung Kai Properties. She will be working closely with the renowned architect, Pelli Clarke Pelli, and outstanding retail layout consultant, Benoy for this landmark Orchard Turn project.

Ms Soon Su Lin, who will assume her new appointment in May 2006, is a well-known and highly respected veteran in the Asia real estate industry. She is currently the Executive Director, Investment Properties, Asia at CB Richard Ellis Singapore ("CBRE") and heads the CBRE Investment Properties Business Line in Asia, including Singapore, Greater China, Japan, South Korea, Taiwan and India. Concurrently, she heads the CBRE Research department in Singapore. In her 16-year stint at CBRE, Ms Soon had earlier held appointments as Director (Retail Agency & International Marketing) and Executive Director (Investments, Consultancy and Research). Ms Soon has brokered several high profile real estate transactions in Singapore. Some of the major retail, residential and commercial investments which she had successfully transacted include Lot 1 Shoppers' Mall, Parkway Parade, Scotts Shopping Centre, Capital Square, Orchard Point, 78 Shenton Way and Eng Lok Mansions.

Ms Soon holds a Honours degree in Estate Management and a Masters of Business Administration degree, specialising in Marketing and International Business, from the National University of Singapore. She is also member of the Singapore Institute of Surveyors and Valuers.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
2 May 2006

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg

82 - 4507

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RECEIVED

2006 JUN 14 P 1:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	02-May-2006 19:27:41
Announcement No.	00171

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Completion of sale of Liang Court Shopping Centre"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.
Attachments:	Ascott_annc_TAGL-LiangCourt.pdf Total size = **10K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration No: 197900881N)

ANNOUNCEMENT

Further to the announcement made by The Ascott Group Limited (the "Company") on 20 March 2006, the Board of Directors of the Company is pleased to announce that the sale of Liang Court Shopping Centre by its wholly owned subsidiary, Somerset Investments Pte Ltd to ARMF II (Liang Court) Pte Ltd for a total cash consideration of S$175 million, has been completed today.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
2 May 2006


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(Regn No: 198800784N)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	03-May-2006 17:18:18
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaLand Commercial and Integrated Development Limited - "Interest payment relating to Floating Rate Notes Series 002 issued under the S$1 billion Multicurrency Medium Term Note Programme"
Description	CapitaLand Limited's subsidiary, CapitaLand Commercial and Integrated Development Limited has today issued an announcement on the above matter, as attached for information.
Attachments:	CCID.annc.FRNs.3May06.pdf Total size = **120K** (2048K size limit recommended)

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CAPITALAND COMMERCIAL AND INTEGRATED DEVELOPMENT LIMITED
(Company Registration No.: 197801869H)

INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER THE S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Singapore Exchange Securities Trading Limited Listing Manual, CapitaLand Commercial and Integrated Development Limited (the "Company") wishes to announce the following interest payment in respect of Floating Rate Notes Series 002 (the "Notes") issued under the Company's Multicurrency Medium Term Note Programme:

Principal Amount of Notes	:	S$30 million
Interest Period	:	From 10 November 2005 to 10 May 2006
Interest Amount	:	S$5,533.46 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	:	10 May 2006
Record Date	:	5 p.m. on 3 May 2006
Paying Agent	:	Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #07-00 Tampines Junction Singapore 529653

By Order of the Board

Michelle Koh Chai Ping
Company Secretary
3 May 2006




RECEIVED
2006 JUN 14 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

News Release

3 May 2006
For Immediate Release

CapitaLand signs MOU to develop prime waterfront integrated development in Bahrain's capital

Marking CapitaLand's milestone investment in the Middle East

Second partnership with leading Bahrain investment firm, Arcapita

Singapore, 3 May 2006 – CapitaLand Limited's wholly owned subsidiary, CapitaLand Commercial and Integrated Development Ltd ("CCID"), has signed a Memorandum of Understanding ("MOU") with Bahrain Bay Development B.S.C.(c) to acquire and develop a prime integrated development site located in a new waterfront district, Bahrain Bay, in Bahrain's capital, Manama. This 45,500 square metre integrated development site, comprising residential, serviced apartment, retail and leisure components, will be CapitaLand's first investment in Bahrain. CapitaLand will form a consortium to invest in the integrated development, and take up to a 30% stake, with third party equity partners taking up the remaining stakes. Bahrain Bay Development B.S.C.(c), the master developer for the US$1.5 billion (S$2.4 billion) Bahrain Bay, consists of a consortium of Middle East investors led by Arcapita Bank B.S.C.(c), a leading Bahrain-based investment firm. CapitaLand had previously, in 2005, partnered with Arcapita for its Shari'ah compliant property joint venture to invest in rental apartments in the key cities of Japan.

Bahrain Bay is a flagship project that symbolises the future growth for Bahrain as the development will set new standards for urban lifestyles in the Gulf region. Skidmore, Owings & Merrill, a leading architecture and urban design firm, has completed the master plans as well as architectural and design standards for the district. Additional support will be provided by Turner Construction International and Atkins International, both of whom have considerable experience developing premium, high-profile development projects, in the Gulf region and around the world. Bahrain Bay, located on an island, will be connected by two bridges that form an inner harbour off the north east coast of Manama. Reclamation works has commenced for the 430,000 square metres of land for the entire district. Development works on the infrastructure, and for anchor developments are expected to commence in 2007. When Bahrain Bay is completed in 2010, there will be more than 1.1 million square metres of commercial, residential, retail, hospitality and civic space for the entire district.

CapitaLand's integrated development, called the District Centre, will be the commercial heart of Bahrain Bay. It is strategically located adjacent to the Four Seasons Hotel and Arcapita's global headquarters, both new iconic developments within Bahrain Bay. The District Centre will comprise about 230,000 square metres of built up area for residential, serviced apartments, retail and leisure facilities. This is about 20% of the total Bahrain Bay project. CapitaLand, with its track record of developing integrated properties in the United Kingdom, Australia, China and Singapore, will form and lead a consortium to develop and own the District Centre. The project is expected to cost about S$1 billion. Construction is scheduled to commence in 2007 and completed in phases by 2009.

Mr Atif Abdulmalik, Chief Executive Officer of Arcapita, said, "We are very pleased that CapitaLand has expressed its confidence in our Bahrain Bay project. We have developed an excellent relationship with CapitaLand through our earlier Shari'ah compliant property JV for the Japan rental apartment market and we are pleased for this opportunity to work with them again as co-developers for the landmark Bahrain Bay. Interest from a company with the global reputation and track record of CapitaLand is an excellent reflection of the planning and design of Bahrain Bay. In the competitive real estate market in this region, the support of a partner like CapitaLand is only achieved through a compelling and differentiated offer."

Mr Asim Zafar, Head of Arcapita's real estate investment line of business, added, "CapitaLand believes that Bahrain Bay's unique positioning as the kingdom's premium residential, entertainment and business district will make it a landmark development in the Middle East. The development's proximity to Saudi Arabia and other major markets, along with Bahrain's strong economic performance, political stability and favourable land prices, were also important factors contributing to the investment decision making process. Together with CapitaLand, we will look at bringing in new investors, including those from the Middle East, for the District Centre."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "This proposed investment marks a strategic milestone in CapitaLand's expansion into the Middle East. Bahrain's strategic advantages, which includes its location between the two time zones of East and West, the well-regulated business environment, and strong economic integration within and beyond the Gulf region, makes it an attractive regional base. We have established a relationship with Arcapita in Japan and we are now privileged to deepen this relationship through this iconic new project in their home country. This prestigious development will heighten our profile within the Arabian Gulf region, where we foresee significant opportunities for further investment and development. Bahrain Bay will also serve as a springboard for our network of Asian and European investors to participate in the growing financial and tourism hubs of the Gulf region."

Mr Martin Tan, CEO of CCID, added, "Bahrain Bay is the most exciting new development in Bahrain today and we are proud to be given this opportunity to develop its commercial heart, the District Centre. CapitaLand will draw on its international expertise, networks and partners to deliver a concept with the buzz and energy which is in keeping with the demands of this new world class development for the residents of Manama and the Kingdom of Bahrain."

Visit www.bahrainbay.com for a video tour of the Bahrain Bay waterfront district.

Bahrain Economy and Property Market

Bahrain is close to primary middle-eastern petroleum sources and is ideal for the establishment of a regional base to reap the trading benefits of the entire Middle East. It is riding on the continual growth of the global tourism industry, and is witness to a growing number of intra-regional business and leisure visitors. In addition, Bahrain has long been recognised as the region's financial centre, facilitated by the government's pro-business policies. All these factors boost its economy, which is progressively now less reliant on its oil reserves.

Bahrain's hospitality industry, with improved accessibility from infrastructural development and strong tourism growth, gives ample opportunities for development of tourism products like hotels, resorts and shopping malls. This is further strengthened by the growing affluence of the local population. The residential market is also underpinned by Bahrain's strong economic fundamentals and favorable demographic trends. Even though there is strong demand from expatriates, home prices are still more affordable than in other similarly placed countries in the Gulf Cooperation Council.

About Skidmore, Owings & Merrill (SOM)

SOM is a leading architecture and urban design firm with a track record of designing some of the world's most distinguished urban developments such as the AOL Time Warner Centre in New York, the Trump International Hotel in Chicago, the Burj Dubai in Dubai and Sears Tower in Chicago. CapitaLand had also appointed SOM to develop landmark properties in Asia like the AIG Tower in Central, Hong Kong and One George Street in Singapore's Central Business District.

About Arcapita Bank B.S.C. (c)

Headquartered in Bahrain with offices in Atlanta and London, Arcapita's three principal lines of business are corporate investment, real estate investment and asset-based investment. To date, the Bank has completed 52 transactions with a total value exceeding US$11 billion (S$17.8 billion) and has an equity capital base of approximately US$400 million (S$647.4 million). Arcapita's mission is to provide innovative and distinctive Islamically-structured Shari'ah compliant investment opportunities that generate superior risk-adjusted returns.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
3 May 2006

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

S$1,560,000,000 SYNDICATED CREDIT FACILITIES FOR THE FINANCING OF THE "ORCHARD TURN" RETAIL-CUM-RESIDENTIAL PROJECT

CapitaLand Limited ("CapitaLand") wishes to announce the following in connection with the acquisition and development of the 99-year leasehold development site at Orchard Road/Paterson Road (the "Property"):

- Orchard Turn Holding Pte. Ltd. (the "Borrower"), the 50:50 joint venture company of CapitaLand and Sun Hung Kai Properties Limited ("Sun Hung Kai"), as borrower, its wholly-owned subsidiaries, Orchard Turn Residential Development Pte. Ltd. and Orchard Turn Retail Investment Pte. Ltd. as guarantors (the "Guarantors") have entered into a facility agreement (the "Facility Agreement") with the Mandated Lead Arrangers (as defined below) and certain other banks and financial institutions as lenders (the "Lenders") pursuant to which the Lenders agreed to grant term loan and revolving loan facilities (the "Facilities") of up to an aggregate amount of S$1,560,000,000 to the Borrower, upon the terms and subject to the conditions of the Facility Agreement.

- The mandated lead arrangers are Calyon, Citigroup Global Markets Singapore Pte Ltd, Standard Chartered Bank, Sumitomo Mitsui Banking Corporation, United Overseas Bank Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., DBS Bank Ltd. and Mizuho Corporate Bank, Ltd. (the "Mandated Lead Arrangers").

- In conjunction with the Facility Agreement and Facilities, United Overseas Bank Limited will act as facility agent and Standard Chartered Bank will act as security agent.

- The Facilities will be secured by, inter alia, a mortgage over the Property, share charges over the shares in the Guarantors and debentures over the assets of the Borrower and the Guarantors. In addition, CapitaLand and Sun Hung Kai will both provide certain project undertakings in respect of the Facilities.

- The proceeds of the Facilities will be used to partially refinance the acquisition costs of the Property as well as to finance the development of the Property, a landmark retail cum residential development.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2006.

Mr Jackson Peter Tai and Mr Andrew Buxton are directors of both CapitaLand and DBS Bank, one of the Mandated Lead Arrangers.

Save as disclosed above, none of the directors or controlling shareholders of CapitaLand have any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
5 May 2006

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Miscellaneous	
* Asterisks denote mandatory information	
Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-May-2006 18:51:18
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by CapitaLand Limited's subsidiary, The Ascott Group Limited – "(1) Capital Reduction; and (2) Establishment of indirect wholly owned subsidiaries."
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued announcements on the above matters, as attached for information.
Attachments:	Ascott.annc.CapitalReduction.5May06.pdf Ascott.annc.NewSubsidiaries.5May06.pdf Total size = **24K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Company Registration Number 197900881N)

CAPITAL REDUCTION

The Ascott Group Limited (the "**Company**") is pleased to announce that, further to its announcement on 20 January 2006 and 13 February 2006 relating to the proposed capital reduction exercise, and pursuant to an application made to the High Court of the Republic of Singapore ("**High Court**"), the Company has received the confirmation of the High Court for its capital reduction exercise and it has lodged a copy of the Order of High Court dated 27 April 2006 with the Accounting and Corporate Regulatory Authority of Singapore on 3 May 2006. Accordingly, the share capital of the Company has been reduced by a sum of S$202,996,186 with effect from 3 May 2006.

By Order of the Board

Hazel Chew/ Doreen Nah
Joint Company Secretaries
5 May 2006

THE ASCOTT GROUP LIMITED
(Co. Reg. No. 197900881N)

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY OWNED SUBSIDIARIES

The Board of Directors of The Ascott Group Limited wishes to announce the establishment of the following indirect wholly owned subsidiaries:-

A. Company Incorporated in Singapore

Somerset On Elizabeth (S) Pte. Ltd.

Principal Activity	:	Investment holding
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share

B. Company Incorporated in Australia

Somerset On Elizabeth Pty Ltd

Principal Activity	:	Investment holding
Issued and Paid-up Share Capital	:	A$1 comprising 1 share

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
5 May 2006



CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

CHANGE OF INTEREST IN AUSTRALAND

CapitaLand Limited ("CapitaLand") wishes to announce that it had (through its indirect wholly-owned subsidiaries, Ausprop Holdings Limited ("Ausprop") and Austvale Holdings Ltd ("Austvale")) on 4 May 2006 been allotted an aggregate of 8,845,799 new stapled securities ("New Stapled Securities") in Australand (the "Allotment").

The Allotment was due to the election by Ausprop and Austvale for stapled securities under Australand's Distribution Reinvestment Plan in respect of the distribution of 4.0 cents per stapled security for the quarter ended 31 March 2006, which was paid on 4 May 2006. The New Stapled Securities were allotted at an issue price of A$2.02 per stapled security in lieu of the aggregate cash distribution (net of tax) of A$17,868,513.98 (approximately S$21,457,405.01) due to Ausprop and Austvale. The issue price represents a 2.5% discount to the average of the daily volume weighted average price of Australand stapled securities traded on the Australian Stock Exchange for each of the first five trading days commencing on 31 March 2006, the record date of the distribution.

Immediately prior to the Allotment, CapitaLand had an aggregate of 474,779,554 stapled securities in Australand (approximately 53.62% of the total issued stapled securities of Australand). Following the above Allotment, CapitaLand holds an aggregate of 483,625,353 stapled securities in Australand (approximately 53.86% of the total issued stapled securities of Australand).

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	08-May-2006 17:57:51
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Re-appointment of Directors to the Audit Committee"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc_Re-appt_Dirs_to_AC.pdf Total size = **54K** (2048K size limit recommended)

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The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
8 May 2006


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

ANNOUNCEMENT

RE-APPOINTMENT OF DIRECTORS TO THE AUDIT COMMITTEE

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust, wishes to announce that at the Annual General Meeting ("AGM") of the Company, Mr Hsuan Owyang and Mr James Glen Service were re-appointed as Directors pursuant to Section 153(6) of the Companies Act, Cap. 50 to hold office until the next AGM of the Company.

Upon re-election, Mr Owyang and Mr Service remained respectively as Chairman and member of the Audit Committee and are considered independent pursuant to Rule 704(8) of the Listing Manual.

Subsequent to the above, the compositions of the Board of Directors and the Audit Committee remain unchanged, and are as follows:

Board of Directors
Mr Hsuan Owyang – Chairman
Mr Liew Mun Leong – Deputy Chairman
Mr Pua Seck Guan – Chief Executive Officer
Mr James Glen Service
Mr David Wong Chin Huat
Mr S. Chandra Das
Mr Hiew Yoon Khong
Mr Kee Teck Koon
Mr Olivier Lim Tse Ghow

Audit Committee
Mr Hsuan Owyang – Chairman
Mr James Glen Service
Mr David Wong Chin Huat
Mr Olivier Lim Tse Ghow

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
8 May 2006



News Release



For immediate release
9 May 2006

CapitaLand Completes Clarke Quay's Phase-Two S$80 million Repositioning Project

Singapore, 9 May 2006 – CapitaLand Limited ("CapitaLand") will today celebrate the completion of Clarke Quay's phase two repositioning efforts with a soft launch party at Clarke Quay's Central Square. CapitaLand had earlier committed S$80 million to transform Clarke Quay into the premier Food and Beverage ("F&B"), entertainment and lifestyle riverfront precinct in Singapore. The final phase of the repositioning exercise is expected to be completed by October 2006.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "We are extremely pleased with the successful repositioning of Clarke Quay since we embarked on this extensive project two years ago. Even though we completed only two-thirds of the revamp project, Clarke Quay has already received wide recognition and accolades from both local and international clientele. Its successful rejuvenation is a strong testament of CapitaLand's retail expertise in not only developing and managing urban and suburban shopping malls, but also pushing the boundaries for creative ambience and panache. We have employed world class architects like Alsop, applied up-to-date technology like climate control canopy, and introduced F&B and entertainment precincts like Ministry of Sound that ensure it stands out in the international tourism map. We are on track to realise our vision for Clarke Quay to become the premier food and beverage, entertainment and lifestyle riverfront precinct in Singapore and in the region."

Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, said, "We are delighted to have achieved a committed occupancy of more than 85 percent and an increase in visitors' traffic of over 50 percent since two years ago at the revitalized Clarke Quay. Clarke Quay is certainly taking shape to become the must-see destination for tourists and the preferred lifestyle precinct for locals. The introduction of many new and exciting concepts, which include the renowned Ministry of Sound and Crazy Horse, compliments the government's transformation plan for the Singapore tourism industry, and for Clarke Quay to become one of the region's most happening 24-hour entertainment precinct."

The S$80 million redevelopment of Clarke Quay commenced two years ago in February 2004. As Clarke Quay is an out-door development, CapitaLand had worked closely with renowned architect, Alsop, to put in place several unique architecture and innovative technology to overcome the environmental challenges, whilst retaining the heritage charm of the waterfront godowns. The new architecture includes the beautiful canopies called "Angels", which is a new climate control canopy with multi-coloured lighting effect, along its internal streets. The "Angels", with its cooling effect, provide visitors with a pleasant experience and at the same time, creates a unique atmosphere with its vibrant and constantly changing lights glowing against the night sky. The 4,000 square feet water feature located at the Central Square is also a key attraction with its interesting "water-dance" display. The fountain, which functions using chilled water measuring 16 degree Celsius, plays an integral part in the overall cooling effect at Clarke Quay. Along the 200 metres long riverfront, there are cantilevered platforms, called "Lilypads", with huge colourful canopies, called "Bluebells". The "Lilypads" and the "Bluebells" have been constructed as seating areas to ensure that diners enjoy with class and comfort the wide array of international cuisines.

Clarke Quay's final stage of redevelopment, which is redeveloping the remaining area, is expected to be completed by October 2006 and the committed occupancy is expected to be close to 100 percent.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
9 May 2006

Media Contact
Tong Ka-Pin
Communications
DID : (65) 68265856
Email : tong.ka-pin@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND FUND MANAGEMENT (ALPHA) PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaLand Fund Management (Alpha) Pte. Ltd.
Principal Activity	:	Property Fund Management
Share Capital	:	S$1 comprising 1 ordinary share

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
9 May 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-May-2006 17:12:40
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	2006 First Quarter Financial Statements Announcement
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CL.annc.1Q2006.10May06.pdf Total size = **296K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Registration Number : 198900036N)

2006 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

TABLE OF CONTENTS



CAPITALAND LIMITED
2006 FIRST QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) Income Statement

	Group		
	1Q 2006 S$'000	**1Q 2005 S$'000**	**% Change**
Continuing operations			
Revenue	**658,651**	**736,315**	**(10.5)**
Cost of sales	(505,230)	(550,998)	(8.3)
Gross profit	153,421	185,317	(17.2)
Other operating income	121,769	45,463	167.8
Administrative expenses	(89,706)	(83,981)	6.8
Other operating expenses	(696)	(84)	728.6
Profit from continuing operations	**184,788**	**146,715**	**26.0**
Finance costs	(70,073)	(64,203)	9.1
Share of results (net of tax) of:			
- associates	28,763	25,744	11.7
- jointly-controlled entities	11,571	(2,301)	NM
- partnership	–	1,052	NM
	40,334	24,495	64.7
Profit before taxation from continuing operations	155,049	107,007	44.9
Taxation	(11,484)	(20,088)	(42.8)
Profit after taxation from continuing operations	143,565	86,919	65.2
Discontinued operations			
Profit after taxation from discontinued operations	–	4,876	NM
Profit after taxation	143,565	91,795	56.4
Attributable to:			
Equity holders of the Company ("PATMI")	**130,555**	**70,005**	**86.5**
Minority interests (MI)	13,010	21,790	(40.3)
	143,565	91,795	56.4

NM : Not meaningful

Note : The comparative profit and loss accounts ("P/L") for 1Q 2005 had been re-presented in accordance with the presentation required under FRS 105 - Non-current Assets Held for Sale and Discontinued Operations. Please refer to Item 1(a)(iii).

1(a)(ii) Breakdown and Explanatory Notes to Income Statement

1Q 2006 vs 1Q 2005

	Note	Group		
		1Q 2006 S$'000	1Q 2005 S$'000	% Change
Revenue	A	**658,651**	**736,315**	**(10.5)**
Cost of Sales		(505,230)	(550,998)	(8.3)
Gross Profit		**153,421**	**185,317**	**(17.2)**
Other Operating Income	B	**121,769**	**45,463**	**167.8**
Investment income		–	160	NM
Other income including interest income and portfolio gains		106,500	44,530	139.2
Foreign exchange gain		15,269	773	1,875.3
Administrative Expenses	C	**(89,706)**	**(83,981)**	**6.8**
Included in Administrative Expenses:-				
Depreciation and amortisation		(9,103)	(11,710)	(22.3)
Provision for doubtful debts and bad debts		(35)	(1,330)	(97.4)
Profit after taxation from discontinued operations	D	**–**	**4,876**	**NM**

(A) Revenue, Cost of Sales

The revenue decrease was largely attributable to China and Australia operations. The de-consolidation of assets divested in 2005 such as Pidemco Tower in Shanghai and Four Seasons Hotel in London also contributed to the revenue decrease. The decreases were partially mitigated by higher revenue from the serviced residence and Singapore residential operations, as well as higher fee-based income from financial services. Cost of sales was also lower, in line with the lower revenue.

(B) Other Operating Income

Other income, including interest income and portfolio gains, at $106.5 million was about $62.0 million higher than 1Q 2005. The increase was largely attributable to higher portfolio gains ($41.6 million), higher interest income ($9.5 million) and higher mark-to-market gains ($7.2 million) from the Group's financial instruments/assets.

The foreign exchange gain of $15.3 million arose mainly from the revaluation of certain USD denominated loans, as a result of the RMB strengthening against the USD during the quarter.

Included in portfolio gains are the following gains on sale of investments in 1Q 2006:

Gain on sale of investments	$M
Shanghai Xin Mao Property Development Co., Ltd	55.9
Others	2.4
Total Group's share of gain after tax & MI for 1Q 2006	**58.3**

1(a)(ii) Breakdown and Explanatory Notes to Income Statement (cont'd)

(C) Administrative Expenses

Administrative expenses comprise staff costs, depreciation expenses, operating lease expenses and other administrative expenses. Administrative expenses in 1Q 2006 of $89.7 million were about $5.7 million higher than 1Q 2005. The increase was largely attributable to administrative expenses incurred for new investments and listing expenses of the Ascott Residence Trust.

(D) Profit after taxation from discontinued operations

1Q 2005 results included a profit after taxation from discontinued operations of $4.9 million from the hotel business of Raffles Holdings Limited and Premas International Limited which have since been sold.

(E) Taxation expense and adjustments for over or under-provision of tax in respect of prior years

The current tax expense is based on the statutory tax rates of the respective countries in which the companies operate and takes into account non-deductible expenses and temporary differences.

The lower tax expense ($11.5 million in 1Q 2006 vs $20.1 million in 1Q 2005) was due to the over-provision of tax in prior years. There was a $6.3 million over-provision of tax for prior years (1Q 2005 : under-provision of $0.7 million) arising mainly from a refund of tax in respect of the sale of an investment property.

1(a)(iii) Discontinued Operations

The discontinued operations comprised PREMAS International Limited and the hotel business of Raffles Holdings Limited ("discontinued operations") which were sold in May 2005 and September 2005 respectively. A summary of the 1Q 2005 results of the discontinued operations is as follows:

	Group – Discontinued operations	
	1Q 2006 S$'000	1Q 2005 S$'000
Revenue	–	**172,287**
Cost of sales	–	(96,840)
Gross profit	–	75,447
Other operating income	–	2,759
Administrative expenses	–	(65,881)
Other operating expenses	–	(1,305)
Profit from operations	–	**11,020**
Finance costs	–	(2,067)
Share of results (net of tax) of associates	–	72
Profit before taxation	–	**9,025**
Taxation	–	(4,149)
Profit after taxation before gain on sale of discontinued operations	–	**4,876**
Gain on sale of discontinued operations	–	–
Profit after taxation from discontinued operations	–	**4,876**

1(b)(i) Balance Sheet

As at 31/03/2006 vs 31/12/2005

	Group			Company		
	31/03/2006 S$'000	31/12/2005 S$'000	% Change	31/03/2006 S$'000	31/12/2005 S$'000	% Change
Non-Current Assets						
Property, Plant & Equipment	199,096	201,465	(1.2)	1,452	1,588	(8.6)
Intangible Assets	29,202	35,394	(17.5)	–	–	–
Investment Properties	5,596,889	5,914,905	(5.4)	–	–	–
Properties Under Devt	690,092	634,004	8.8	–	–	–
Interests in Subsidiaries	–	–	–	3,880,294	3,773,558	2.8
Interests in Associates, Jointly-Controlled Entities and Partnership	4,382,570	3,928,670	11.6	–	–	–
Other Assets	340,936	323,874	5.3	4,187	4,211	(0.6)
	11,238,785	**11,038,312**	**1.8**	**3,885,933**	**3,779,357**	**2.8**
Current Assets						
Devt Properties for Sale	*3,365,414*	*3,542,494*	*(5.0)*	–	–	–
Trade & Other Receivables	*1,858,943*	*1,417,790*	*31.1*	*2,139,585*	*1,101,118*	*94.3*
Cash & Cash Equivalents	*1,790,579*	*2,111,277*	*(15.2)*	*478,003*	*987,736*	*(51.6)*
Other Current Assets	*81,038*	*73,180*	*10.7*	–	–	–
	7,095,974	**7,144,741**	**(0.7)**	**2,617,588**	**2,088,854**	**25.3**
Less: Current Liabilities						
Trade & Other Payables	*1,792,443*	*2,005,739*	*(10.6)*	*1,015,962*	*206,882*	*391.1*
Short-Term Borrowings	*1,830,828*	*2,383,844*	*(23.2)*	*333,660*	*692,735*	*(51.8)*
Other Current Liabilities	*221,559*	*241,112*	*(8.1)*	–	–	–
	3,844,830	**4,630,695**	**(17.0)**	**1,349,622**	**899,617**	**50.0**
Net Current Assets	**3,251,144**	**2,514,046**	**29.3**	**1,267,966**	**1,189,237**	**6.6**
Less: Non-Current Liabilities						
Long-Term Borrowings	4,737,723	4,228,011	12.1	121,000	125,500	(3.6)
Other Non-Current Liabilities	599,162	295,979	102.4	137,597	149,597	(8.0)
	5,336,885	**4,523,990**	**18.0**	**258,597**	**275,097**	**(6.0)**
	9,153,044	**9,028,368**	**1.4**	**4,895,302**	**4,693,497**	**4.3**
Representing:						
Share Capital*	4,279,905	2,750,503	55.6	4,279,905	2,750,503	55.6
Reserves	2,447,612	3,907,207	(37.4)	615,397	1,942,994	(68.3)
Equity attributable to equity holders of the Company	6,727,517	6,657,710	1.0	4,895,302	4,693,497	4.3
Minority Interests	2,425,527	2,370,658	2.3	–	–	–
	9,153,044	**9,028,368**	**1.4**	**4,895,302**	**4,693,497**	**4.3**

Note : * Following the recent changes in the Companies (Amendment) Act 2005, the par value concept was abolished on 30/01/2006. As such, share premium and capital redemption reserve of the Company have been transferred to the share capital as at 31/03/06.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	Group		
	As at 31/03/2006 S$'000	**As at 31/12/2005 S$'000**	**As at 31/03/2005 S$'000**
Amount repayable in one year or less, or on demand:-			
Secured	418,676	435,098	378,703
Unsecured	1,412,152	1,948,746	1,593,754
Sub-Total 1	**1,830,828**	**2,383,844**	**1,972,457**
Amount repayable after one year:-			
Secured	2,100,608	2,221,699	2,193,811
Unsecured	2,637,115	2,006,312	2,651,877
Sub-Total 2	**4,737,723**	**4,228,011**	**4,845,688**
Total Debt	**6,568,551**	**6,611,855**	**6,818,145**
Less : Cash and cash equivalents	(1,790,579)	(2,111,277)	(1,532,746)
Net Debt	**4,777,972**	**4,500,578**	**5,285,399**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents of about $1,790.6 million as at 31/03/2006 included $1,452.8 million in fixed deposits and $24.0 million in Project Accounts whose withdrawals are restricted to the payment of development projects expenditure.

1(c) Consolidated Cash Flow Statement

	Group	
	1Q 2006 S$'000	1Q 2005 S$'000
Cash Flows from Operating Activities		
Profit before taxation from continuing operations	**155,049**	**107,007**
Profit before taxation from discontinued operations	**–**	**9,025**
Total profit before taxation	**155,049**	**116,032**
Adjustments for :		
Amortisation and write off:		
- Intangible assets	5	273
- Leasehold investment properties	903	446
(Write back of)/Allowance for:		
- Foreseeable losses on development properties for sale	(333)	(6,126)
- Non-current portion of financial assets	–	14
- Share-based expenses	4,807	2,235
Changes in fair value of financial instruments and assets	(11,531)	(4,585)
Depreciation of property, plant and equipment	8,195	24,672
(Gain) on disposal/ Write off of property, plant and equipment	(210)	(103)
Gain on disposal of investment properties	(1,691)	(4,068)
Gain on disposal of non-current financial assets	(1,019)	(1,601)
(Gain) on disposal/dilution of subsidiaries, associates and jointly-controlled entities	(51,216)	(6,864)
Share of results (net of tax) of associates, jointly-controlled entities and partnership	(40,334)	(24,567)
Accretion of deferred income	(1,214)	(690)
Interest expense	70,073	66,270
Interest income	(32,402)	(23,143)
	(55,967)	**22,163**
Operating profit before working capital changes	**99,082**	**138,195**
Decrease/(Increase) in working capital		
Inventories, trade and other receivables	37,585	53,828
Development properties for sale	99,653	303,295
Trade and other payables	(121,234)	(202,227)
Amount due from related corporations	–	(6,140)
Financial assets	231	(1)
Changes in working capital	**16,235**	**148,755**
Cash generated from operations	**115,317**	**286,950**
Income tax paid	(31,490)	(50,872)
Customer deposits and other non-current payables received	3,400	3,062
Net cash generated from Operating Activities	**87,227**	**239,140**

1(c) Consolidated Cash Flow Statement (cont'd)

	Group	
	1Q 2006 S$'000	1Q 2005 S$'000
Cash Flows from Investing Activities		
Proceeds from disposal of property, plant and equipment	256	245
Purchase of property, plant and equipment	(7,312)	(17,905)
(Increase)/Decrease in associates, jointly-controlled entities and partnership	(891,845)	16,425
Increase in amounts owing by investee companies and other non-current receivables	–	(7,971)
Deposit for new investments	(20,611)	–
Acquisition of investment properties and properties under development	(116,337)	(24,341)
Proceeds from disposal of investment properties	7,317	70,818
Proceeds from disposal of non-current financial assets	–	1,059
Dividends received from associates, jointly-controlled entities, partnership and other investments	19,792	30,395
Disposal of subsidiaries (net)	104,846	8,137
Acquisition of remaining interest in a subsidiary	–	(5,489)
Interest income received	22,590	10,283
Net cash (used in)/generated from Investing Activities	**(881,304)**	**81,656**
Cash Flows from Financing Activities		
Proceeds from issue of shares under share option plan	14,165	15,304
Proceeds from loans from minority shareholders	10,151	225
Capital contribution from minority shareholders (net)	93,139	66,461
Proceeds from/(Repayment of) sale of future receivables	325,436	(290,749)
Proceeds from terms loans	779,846	145,598
Repayment of term loans	(938,786)	(499,902)
Proceeds from debt securities	365,464	–
Repayment of debt securities	(63,780)	(29,234)
Repayment of finance leases payables	(845)	(849)
Dividends paid to minority shareholders	(22,540)	(35,262)
Interest expense paid	(79,908)	(64,679)
Net cash generated from/(used in) Financing Activities	**482,342**	**(693,087)**
Net decrease in cash and cash equivalents	**(311,735)**	**(372,291)**
Cash and cash equivalents at beginning of the year	2,105,015	1,904,831
Effect of exchange rate changes on cash balances held in foreign currencies	(8,753)	(5,962)
Cash and cash equivalents at end of the period	**1,784,527**	**1,526,578**

Cash at banks and in hand at end of the period	1,790,579	1,532,746
Bank overdraft at end of the period	(6,052)	(6,168)
Cash and cash equivalents in the consolidated cash flow statement	**1,784,527**	**1,526,578**

1(d)(i) Statement of Changes in Equity

As at 31/03/2006 vs 31/03/2005 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 01/01/2005 As previously reported	**2,525**	**2,545**	**96**	**56**	**(21)**	**180**	**–**	**3**	**5,384**	**2,079**	**7,462**
Effect of change in accounting policy					(3)	(34)			**(37)**	(21)	**(58)**
Effect of adopting FRS 102					^		10		**10**	^	**10**
	2,525	**2,545**	**96**	**56**	**(24)**	**146**	**10**	**3**	**5,357**	**2,058**	**7,414**
Effect of adopting FRS 39					17	(39)		2	**(20)**	(7)	**(27)**
As restated	**2,525**	**2,545**	**96**	**56**	**(7)**	**107**	**10**	**5**	**5,336**	**2,051**	**7,387**
Net fair value changes on cash flow hedge								16	**16**	**1**	**17**
Foreign currency translation differences					(14)				**(14)**	22	**8**
Net gains/(losses) recognised directly in equity					*(14)*			*16*	***2***	*23*	***25***
Profit for 1Q 2005						70			**70**	22	**92**
Total recognised gains/(losses) for the period					**(14)**	**70**		**16**	**72**	**45**	**117**
Issue of shares under Share Option Plan	11	4					^		**15**	–	**15**
Issue of shares under Performance Share Plan	1								**1**	–	**1**
Conversion of convertible bonds	21	24	(3)						**42**	–	**42**
Cost of share-based payment							1		**1**	–	**1**
Capital contribution from MI									**–**	66	**66**
Dividend paid to MI									**–**	(35)	**(35)**
Acquisition/(disposal) of subsidiaries (net)									**–**	60	**60**
Others					^			^	**2**	–	**2**
Balance as at 31/03/2005	**2,558**	**2,573**	**93**	**56**	**(20)**	**177**	**11**	**21**	**5,469**	**2,187**	**7,656**

^ Less than $1.0 million
* Includes available-for-sale, capital redemption and hedging reserves

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2006 vs 31/03/2005 – GROUP

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.*	Total	MI	Total Equity
Balance as at 01/01/2006	**2,751**	**2,780**	**59**	**247**	**(23)**	**730**	**25**	**88**	**6,657**	**2,371**	**9,028**
Transfer (to)/from @	1,512	(2,780)	1,271					(3)	–	–	–
Net fair value changes on available-for-sale investments								26	26	3	29
Net fair value changes on cash flow hedge								4	4	–	4
Foreign currency translation differences					(49)				(49)	(35)	(84)
Net gains/(losses) recognised directly in equity					*(49)*			*30*	*(19)*	*(32)*	*(51)*
Profit for 1Q 2006						131			131	13	144
Realised revaluation reserve transferred to P/L				(58)					(58)	–	(58)
Realised foreign currency translation reserve transferred to P/L					3				3	–	3
Total recognised gains/(losses) for the period				(58)	(46)	131		30	57	(19)	38
Issue of shares under Share Option Plan	14								14	–	14
Issue of shares under Performance Share Plan	3					(2)	(1)		–	–	–
Cost of share-based payment							4		4	^	5
Capital contribution from MI									–	93	93
Dividend paid to MI									–	(23)	(23)
Acquisition/(disposal) of subsidiaries (net)									–	3	3
Others			^	(2)		^		(1)	(4)	^	(5)
Balance as at 31/03/2006	4,280	–	1,330	187	(69)	858	28	114	6,728	2,425	9,153

^ Less than $1.0 million
* Includes available-for-sale and hedging reserves
@ The transfer of share premium and capital redemption reserve of the Company to share capital is due to the abolishment of the par value concept with effect from 30/01/2006.

1(d)(i) Statement of Changes in Equity (cont'd)

As at 31/03/2006 vs 31/03/2005 – COMPANY

S$M	Share Capital	Share Prem.	Cap. Res.	Reval. Res.	For. Curr. Tran. Res.	Rev. Res.	Equity Comp. Res.	Other Res.	Total
Balance as at 01/01/2005									
As previously reported	**2,525**	**1,277**	**30**	**–**	**–**	**292**	**–**	**^**	**4,124**
Effect of adopting FRS 102						1	8		**9**
As restated	**2,525**	**1,277**	**30**	**–**	**–**	**293**	**8**	**^**	**4,133**
Profit for 1Q 2005						1			**1**
Total recognised gains for the period						1			**1**
Issue of shares under Share Option Plan	11	4					^		**15**
Issue of shares under Performance Share Plan	1					1			**2**
Conversation of convertible bonds	21	24	(3)						**42**
Balance as at 31/03/2005	**2,558**	**1,305**	**27**	**–**	**–**	**295**	**8**	**^**	**4,193**
Balance as at 01/01/2006	**2,751**	**1,512**	**–**	**–**	**–**	**411**	**19**	**^**	**4,693**
Transfer (to)/from [@]	1,512	(1,512)						^	**–**
Profit for 1Q 2006						184			**184**
Total recognised gains for the period						184			**184**
Issue of shares under Share Option Plan	14								**14**
Issue of shares under Performance Share Plan	3					(2)	(1)		**–**
Cost of share-based payment							4		**4**
Balance as at 31/03/2006	**4,280**	**–**	**–**	**–**	**–**	**593**	**22**	**–**	**4,895**

^ Less than $1.0 million
[@] The transfer of share premium and capital redemption reserve of the Company to share capital is due to the abolishment of the par value concept with effect from 30/01/2006.

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital

As at 31/03/2006, the issued and fully paid-up share capital of the Company was $4,279.9 million (31/03/2005: $2,558.3 million). Movements in the Company's issued and fully paid-up share capital were as follows:

	$'000
As at 01/01/2006	2,750,503
Transfer of share premium and capital redemption reserve of the Company due to abolishment of the par value concept with effect from 30/01/2006	1,512,329
Issue of shares under CapitaLand Share Option Plan	14,165
Issue of shares under CapitaLand Performance Share Plan	2,908
As at 31/03/2006	**4,279,905**

1(d)(ii) Details of any changes in the Company's issued share capital (cont'd)

As at 31/03/2006, the issued ordinary shares of the Company was 2,763,199,758 (31/03/2005 : 2,558,393,344). During 1Q 2006, the Company issued 12,696,958 ordinary shares arising from issue of 9,250,958 shares under the Share Option Plan and issue of 3,446,000 ordinary shares under the Performance Share Plan.

Share Options

The number of outstanding share options under the Company's Share Option Plan as at 31/03/2006 was 74,836,541 (31/03/2005 : 90,958,416).

Performance Shares

As at 31/03/2006, the number of outstanding performance shares under the Company's Performance Share Plan was 9,058,500 (31/03/2005 : 5,019,300).

The final number of performance shares given will depend on the achievement of pre-determined targets over a three-year performance period. Recipients who do not meet the threshold targets at the end of the performance period will not be given any performance shares. On the other hand, if superior targets are met, more performance shares than the original award could be delivered up to a maximum of 200% of the original award.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2005.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Please refer to Item 4 above.

6. Earnings per ordinary share (EPS) based on profit after tax & MI attributable to the equity holders of the Company after deducting any provision for preference dividends:

		Group	
		1Q 2006	1Q 2005
6(a)	EPS based on weighted average number of ordinary shares in issue (in cents) from:		
	- continuing operations	4.7	2.7
	- discontinued operations	–	0.1
	Total	**4.7**	**2.8**
	- weighted average number of ordinary shares (in million)	2,754.6	2,533.5
6(b)	EPS based on fully diluted basis (in cents) from:		
	- continuing operations	4.7	2.6
	- discontinued operations	–	0.1
	Total	**4.7**	**2.7**
	- weighted average number of ordinary shares (in million)	2,801.4	2,739.7

7. Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on

	Group		Company	
	31/03/2006	31/12/2005	31/03/2006	31/12/2005
NAV per ordinary share	$2.43	$2.42	$1.77	$1.71
NTA per ordinary share	$2.42	$2.41	$1.77	$1.71

8. **Review of the performance of the group**

GROUP OVERVIEW – Continuing operations

S$M	1Q 2006	1Q 2005	Variance %
Revenue	658.7	736.3	(10.5)
EBIT	225.1	171.2	31.5
Finance costs	(70.1)	(64.2)	(9.1)
PBT	155.0	107.0	44.9
PATMI	130.6	70.0*	86.5

** Include profit for the period from discontinued operations. Please refer to Item 1(a)(iii).*

1Q 2006 vs 1Q 2005

The Group made a strong start this year. Despite lower revenue, the Group achieved a profit after tax and minority interests ("PATMI") of $130.6 million, about $60.6 million or 86.5% higher than the profit of $70.0 million recorded in 1Q 2005. The increase in profitability was achieved on the back of higher portfolio gains, mark-to-market gains from the Group's financial instruments/assets, higher fee-based income, as well as a write back of prior year's tax expense following the finalisation by Inland Revenue Authority of Singapore ("IRAS") of a successful tax objection.

1Q 2006's revenue decreased by 10.5% to $658.7 million, largely attributable to China and Australia operations. The lower revenue from China was due to the slow-down of residential property sales. The de-consolidation of assets divested in 2005 such as Pidemco Tower in Shanghai and Four Seasons Hotel in London also contributed to the revenue decrease. The decreases were partially mitigated by higher sales from the serviced residence operations, Singapore residential operations and higher fee-based income from financial services.

Earnings before interest and tax ("EBIT") for 1Q 2006 were $225.1 million, about $53.9 million or 31.5% higher than 1Q 2005. The higher EBIT was mainly due to higher portfolio gains, mark-to-market gains from the Group's financial instruments/assets, as well as higher fee-based income.

Finance costs for 1Q 2006 at $70.1 million, were $5.9 million or 9.1% higher than the $64.2 million recorded in 1Q 2005. The higher interest expense was mainly due to higher proportion of foreign currency loans drawn down to finance new overseas investment projects, as well as higher interest rates.

Tax expense for 1Q 2006 was lower at $11.5 million compared to $20.1 million recorded in 1Q 2005 mainly due to the write back of a previous tax expense following the finalisation by IRAS of a successful tax objection.

Overseas revenue at $342.5 million accounted for 52.0% of the Group's revenue, down from 69.0% a year ago. The lower overseas revenue was mainly due to lower contribution from Australia and slow-down of residential property sales in China. Overseas EBIT contribution at $159.3 million, rose 1.3% to 70.8% of the Group's EBIT.

The Group's net debt and gearing (net debt to equity ratio) as at end March 2006 were $4.8 billion and 0.52 respectively compared to a net debt of $4.5 billion and gearing of 0.50 as at end December 2005. The increase in net debt of about $0.3 billion was mainly attributable to lower cash balances as cash was utilised for new investment projects. As at end March 2006, the Group's net tangible assets stood at $2.42 per share.

Segment Performance

Residential Strategic Business Unit ("SBU"): CapitaLand Residential Limited ("CRL")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	486.8	541.6	(10.1)
EBIT	67.1	89.0	(24.5)

1Q 2006's revenue of $486.8 million was $54.8 million or 10.1% lower than 1Q 2005, due to lower sales from Australia operations and slow-down of residential property sales in China. However, this was partially offset by higher sales from the Singapore residential operations. For the same reasons, 1Q 2006 EBIT of $67.1 million was $21.9 million or 24.5% lower than 1Q 2005.

In the first quarter of this year, CRL raised USD332.7 million (equivalent to SGD543.1 million) through rated Residential Mortgage Backed Securities ("RMBS") which were backed by the receivables from two of CapitaLand Residential's condominium projects, namely, Citylights and Varsity Park Condominium.

In Thailand, TCC Capital Land, which is CRL's joint venture with TCC Land, launched its fourth residential project, The Emporio Place, which was well-received.

In January 2006, CRL entered into a joint venture with two Malaysian partners to acquire, develop and market a 4.3 acre (187,145 sq ft) free-hold residential site in Kuala Lumpur.

In the first quarter of 2006, CRL also sealed two strategic partnership agreements to build homes in India and Vietnam. In India, CRL has tied up with Mumbai-based Runwal Group to jointly develop a residential project with over 500 apartments in Mumbai. In Vietnam, CRL has also entered into a conditional agreement to acquire and develop a 23,000 square metre residential site with approximately 1,000 units in Ho Chi Minh City.

In March 2006, CRL entered into a conditional subscription agreement to subscribe for a 20% stake in Lai Fung Holdings, a Hong Kong listed property development and investment company, for a consideration of HKD644 million (equivalent to SGD135 million).

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	32.2	34.2	(5.9)
EBIT	93.1	27.4	240.0

Revenue for 1Q 2006 at $32.2 million was $2.0 million or 5.9% lower than 1Q 2005. The decrease was largely attributable to the loss of revenue from Pidemco Tower in Shanghai and Four Seasons Hotel in London which were divested in May 2005 and November 2005 respectively.

EBIT for 1Q 2006 of $93.1 million was however 240.0% higher than 1Q 2005, mainly attributable to the gain from the sale of Shanghai Xin Mao Property Development Co., Ltd, as well as higher contributions from investment in associates and jointly-controlled entities.

Retail SBU: CapitaLand Retail Limited ("CRTL")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	18.7	8.8	112.9
EBIT	20.2	11.2	79.6

Revenue for 1Q 2006 at $18.7 million was $9.9 million or 112.9% higher than 1Q 2005. The increase came mainly from revenue of retail malls in China, as well as higher retail management fees earned from CapitaMall Trust ("CMT").

EBIT for 1Q 2006 increased by $9.0 million or 79.6% compared with 1Q 2005 mainly due to exchange gains from the revaluation of USD denominated loans arising from the strengthening of the RMB against the USD and higher share of associates' results.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	19.0	12.7	49.4
EBIT	19.6	10.8	80.6

1Q 2006's revenue at $19.0 million was 49.4% higher than 1Q 2005. The increase in revenue was mainly attributable to higher recurring fund management income on the back of higher assets under management ("AUM"). CFL's AUM as at end March 2006 was $8.5 billion, up by $2.2 billion from $6.3 billion a year ago.

In tandem with the increase in revenue, EBIT for 1Q 2006 of $19.6 million was significantly higher by $8.8 million or 80.6% compared to 1Q 2005. Also contributing to the increase in EBIT was the mark-to-market gains on an investment of $11.0 million, which was partially offset by higher operating expenses and lower share of profits from associates.

Serviced Residences SBU: The Ascott Group ("Ascott")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	106.5	99.7	6.9
EBIT	16.1	17.2	(6.4)

Revenue for 1Q 2006 of $106.5 million increased by $6.8 million or 6.9% over that of the corresponding period last year. The increase in revenue was underpinned by an overall revenue per available apartment unit ("REVPAU") growth, with the serviced residence operations in Singapore, Philippines and the United Kingdom attaining double digit REVPAU increases. The consolidation of results from Hemliner in China, Mekong-Hacota in Vietnam, as well as Greenpark in the United Kingdom also contributed to the increase in revenue.

EBIT for 1Q 2006 at $16.1 million was $1.1 million or 6.4% lower compared to 1Q 2005. The decrease in EBIT was mainly due to higher administrative expenses.

Raffles Holdings Group and RC Hotels ("Raffles")

S$M	1Q 2006	1Q 2005	Variance %
Revenue	0.9	45.8	(98.1)
EBIT	15.7	11.4	37.1

Revenue for 1Q 2006 at $0.9 million was $44.9 million lower than 1Q 2005. This was mainly due to the de-consolidation of a hotel's revenue after divestment of the hotel business in September 2005.

Despite the lower revenue, 1Q 2006's EBIT at $15.7 million was $4.3 million or 37.1% higher than the $11.4 million recorded in the same quarter last year. The improvement in earnings was mainly due to higher interest income, as well as higher share of associate's results.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current results are broadly in line with the prospect statement made when the 2005 full year financial results were announced.

10. Commentary of the significant trends and the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Residential SBU: CapitaLand Residential Limited ("CRL")

CRL expects its operations in Singapore, Australia and China to continue to underpin its profitability. Increasingly, CRL will strengthen its footprint in other high-growth Asian markets, such as Thailand, India and Vietnam, which will serve as its next growth platform.

In China, CRL will continue to acquire prime sites to build a pipeline for development in the three key cities, namely, Beijing, Shanghai and Guangzhou, and expand to second tier cities.

In Australia, Australand will continue with its stated strategy of increasing its recurrent investment property income.

Commercial SBU: CapitaLand Commercial and Integrated Development Limited ("CCID")

There is a general optimism in respect of the office property market. According to URA statistics, island-wide office occupancy reached 87% as at end 2005, compared to 84% a year ago. The office market has moved beyond the recovery phase into a strengthening mode, whereby rents are poised to rise at a faster pace. Prime office rents as at end March 2006 reached S$5.60 psf per month, up from S$5.20 psf per month in the previous quarter and S$4.65 psf per month a year ago. The industrial sector also saw some positive signs in 2005 as a result of a buoyant economy. We expect our Singapore office and industrial properties to perform better.

CCID and MGM Mirage submitted their bid for the Integrated Resort project on the Marina Bayfront site on 29 March 2006. CCID is also currently working with Kerzner International Limited on the proposed bid for the Integrated Resort project on the Sentosa site.

In Hong Kong, AIG Tower continues to enjoy strong occupancy of above 98% while in Beijing, the development of Capital Tower Beijing is progressing well and is expected to achieve Temporary Occupancy Permit ("TOP") in the second half of 2006.

Retail SBU: CapitaLand Retail Limited ("CRTL")

The market outlook for the Singapore retail market for 2006 continues to be positive with retail rentals expected to be stable.

For the year ahead, CRTL expects to expand its China business through continuous acquisitions and management of malls anchored by Wal-Mart and other China malls.

CRTL would also continue to expand through acquisitions of retail malls in Japan.

On 19 April 2006, CapitaLand Retail India Investments Pte Ltd ("CRII"), an indirect wholly owned subsidiary, announced that it will invest USD75 million (equivalent to SGD121 million) in Horizon Realty Fund, LLC (the "Horizon Fund"). This investment represents 28.5% interest in the Horizon Fund. Concurrently, CapitaLand will be forming 50-50 joint ventures, namely, retail management company and fund management company with India's largest listed retailer, Pantaloon Retail (India) Ltd ("Pantaloon"). It is envisaged that the joint venture retail management company will manage a portfolio of close to 50 quality retail malls located in key and secondary cities in India within the next two to three years. And through the 50-50 joint venture fund management company, CapitaLand and Pantaloon intend to create a retail Development Fund, a retail Income Fund or retail REITs to capture the tremendous growth in India retail real estate market, subject to relevant laws and regulations.

Financial Services SBU: CapitaLand Financial Limited ("CFL")

CFL will continue to focus on increasing its fund management fees by growing its AUM. In Singapore, CapitaCommercial Trust ("CCT") and CapitaMall Trust ("CMT") have announced the proposed joint acquisition of Raffles City. Upon successful completion of the acquisition later this year, the asset size of CCT and CMT will increase significantly to $3.5 billion (from $2.1 billion) and $4.3 billion (from $3.4 billion) respectively. This deal is the first in Singapore where two REITs have proposed joint ownership of a property and together will manage the asset to generate long term returns to respective unitholders.

In Japan and China, CFL continues to seek yield accretive properties to strengthen the existing private real estate funds' portfolio.

Serviced Residences SBU: The Ascott Group ("Ascott")

Ascott continues to enjoy the leadership position in the serviced residence industry in Asia and Europe.

The business and market sentiments in the Asia region remain positive in view of the on-going attraction of foreign direct investments ("FDI") from global multinational companies. Asia is well recognised as the fastest growing region in the world. Ascott expects to benefit as the growth will have a positive impact on demand for its serviced residences.

In Europe, economic growth is expected to remain steady which augurs well for Ascott's serviced residence operations.

Ascott expects its performance in 2006 to be profitable.

Raffles Holdings Group ("Raffles")

On 19 March 2006, Raffles Holdings Limited ("RHL") announced that its 45% associated company, Tincel Properties (Private) Limited, has agreed to sell Raffles City (the "Sale") at a property purchase price of $2.085 billion to CCT, which will form a joint ownership vehicle 60% held by CCT and 40% held by CMT. The Sale is conditional upon, *inter alia*, the approval of the RHL's shareholders and the approval of unitholders of CCT.

RHL does not intend to invest in or acquire any new businesses with the cash proceeds from the Sale and intends to distribute all available cash to its shareholders. The actual amount to be distributed will depend upon, *inter alia*, the actual net tangible assets of RHL at the time of distribution, the provisions to be made for tax, other liabilities and the number of RHL shares in issue.

RHL expects its performance in 2006 to be profitable.

The year-on-year comparison will however be moderated by the higher base in 2005 which included nine months of hotel operations as well as the divestment gain of the hotel business.

GROUP OVERALL PROSPECTS FOR 2006

The Group continues to see tremendous long term growth trends in Asia underpinned by the unprecedented concurrent high growth in China, India and a recovering Japan. The Group's capital efficient business model and improved financial capacity in the past few years has given us a significant competitive advantage to tap on these growing markets.

CapitaLand intends to stay on course with its strategy as follows:

- remain focused in the residential, retail, commercial and integrated development sectors, while growing our serviced residence business through The Ascott Group;

- continue to pursue its multi-local strategy by expanding its overseas footprint, in particular in China, India, Thailand, Vietnam, Malaysia, Japan and Australia. The recent tie-up with Pantaloon Group of India is another significant milestone in our Asian and retail growth plans. Furthermore, the Group intends to seize available and appropriate opportunities in Singapore to take full advantage of the reflating property market, including launching a number of high and mid-end residential projects, fast-tracking the development of the premier Orchard Turn integrated retail-cum-residential project, and competing to secure the Marina Bayfront and the Sentosa Integrated Resort projects with our respective partners;

- continue to grow our real estate financial services and fee-based businesses including our fund and REIT management business; and

- finally, to maintain our stringent focus on capital management to achieve the optimal risk-adjusted returns for our shareholders, bolstered by our disciplined and independent risk management processes.

The Group is confident that it will be profitable in 2006.

11. Dividend

11(a) Any dividend declared for the present financial period? Nil

11(b) Any dividend declared for the previous corresponding period? Nil

11(c) Date payable : Not applicable

11(d) Books closing date : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a) By Strategic Business Units (SBUs) – 1Q 2006 vs 1Q 2005

	Revenue			Earnings before interest & tax		
	1Q 2006 (3 mths) S$'000	1Q 2005 (3 mths) S$'000	Variance %	1Q 2006 (3 mths) S$'000	1Q 2005 (3 mths) S$'000	Variance %
Continuing operations						
Residential	486,794	541,558	(10.1)	67,131	88,971	(24.5)
Commercial & Integrated Devt.	32,155	34,174	(5.9)	93,101	27,380	240.0
Retail	18,669	8,769	112.9	20,169	11,228	79.6
Financial Services	18,983	12,703	49.4	19,566	10,833	80.6
The Ascott Group	106,540	99,662	6.9	16,098	17,190	(6.4)
RHL Group & RCH	865	45,806	(98.1)	15,658	11,417	37.1
Others and Consolidation adjms	(5,355)	(6,357)	15.8	(6,601)	4,191	NM
Total – Continuing operations	**658,651**	**736,315**	**(10.5)**	**225,122**	**171,210**	**31.5**
Total - Discontinued operations	**–**	**172,287**	**NM**	**–**	**11,092**	**NM**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Revenue			Earnings before interest & tax		
	1Q 2006 S$'000	1Q 2005 S$'000	Variance %	1Q 2006 S$'000	1Q 2005 S$'000	Variance %
The Ascott Group	106,540	99,662	6.9	62,286*	17,190	262.3
Raffles Holdings Group	865	756	14.4	15,658	10,428	50.2

* Includes realisation of certain revaluation reserve, foreign currency translation reserve and hedging reserve, net of transaction costs, in relation to The Ascott Group Limited's divestment of 12 investment properties to Ascott Residence Trust and the subsequent Preferential Offering.

13(b) By Geographical Location – 1Q 2006 vs 1Q 2005

	Revenue			Earnings before interest & tax		
	1Q 2006 (3 mths) S$'000	1Q 2005 (3 mths) S$'000	Variance %	1Q 2006 (3 mths) S$'000	1Q 2005 (3 mths) S$'000	Variance %
Continuing operations						
Singapore	316,137	228,503	38.4	65,806	52,283	25.9
Australia & New Zealand	197,912	276,817	(28.5)	31,482	30,200	4.2
China	67,868	149,043	(54.5)	99,752	65,979	51.2
Asia (excl. S'pore/China)	27,112	18,154	49.3	21,881	13,673	60.0
Europe	49,622	63,798	(22.2)	6,201	9,075	(31.7)
Total	**658,651**	**736,315**	**(10.5)**	**225,122**	**171,210**	**31.5**

14. In the review of performance, the factors leading to any material changes in contributions to revenue and earnings by the business or geographical segments

Please refer to Item 8.

15. Breakdown of Group's revenue and profit after tax for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Ng Chooi Peng
Assistant Company Secretary
10 May 2006




RECEIVED
2006 JUN 14 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NEWS RELEASE

10 May 2006
For Immediate Release

CapitaLand's profit up by 86.5% to S$130.6 million for 1Q2006

Singapore, 10 May 2006 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$130.6 million for the first quarter of 2006, a 86.5% increase from the S$70.0 million recorded in the first quarter of 2005. The increase was 96.6%, when compared to PATMI of S$66.4 million in the first quarter of 2005 on a continuing basis, i.e. excluding contributions and divestment gains from businesses that have been sold. The increase in profit was achieved on the back of higher portfolio gains, fee-based income and mark-to-market gains from the Group's investments.

The Group's revenue for the first quarter of 2006 was S$658.7 million, a 10.5% decrease from the corresponding quarter a year ago. This decrease was largely attributable to lower contributions from the China and Australia operations. Overseas revenue at S$342.5 million accounted for 52.0% of the Group's revenue for the quarter. Despite the drop in revenue, earnings before interest and tax (EBIT) of S$225.1 million were 31.5% higher than the corresponding period last year. Overseas EBIT of S$159.3 million remained strong and contributed 70.8% of the Group's EBIT.

FINANCIAL HIGHLIGHTS

S$ million	**1Q 2006**	**1Q 2005**
Revenue	658.7	736.3
Earnings before interest and tax (EBIT)	225.1	171.2
Finance costs	(70.1)	(64.2)
Profit before tax	155.0	107.0

Profit after tax and minority interests (PATMI)	**130.6**	**70.0***

**Includes PATMI of S$3.6 million from discontinued operations*



Dr Richard Hu, Chairman, CapitaLand Group, said: "The Group has performed well in the first quarter and continues to see strong long-term growth trends in Asia underpinned by concurrent high growth in China, India and a recovering Japan. For the first quarter, we have expanded significantly into India, China, Vietnam and Malaysia. Our serviced residence arm, The Ascott Group, is also on track to grow its global network. Our real estate fund management business will continue to grow through launching more private equity funds and REITs, the latest being the first Pan-Asian serviced residence REIT. Overall, going forward, the business units in the Group should perform well."

Liew Mun Leong, President and CEO, CapitaLand Group, said: "Over the last few quarters, the Group has improved its focus on capital productivity and financial capacity, strengthening its competitive advantage to tap into the growing Asian markets. In particular, we have made great strides in India with our joint ventures for residential, retail and fund management projects. We announced that we would take a significant stake in a Hong Kong-listed property company to scale up our presence in China. We are also on track to launch new property funds in China and other Asian countries. In Singapore, we are fast-tracking our development of the premier Orchard Turn integrated retail-cum-residential project, and we are also competing to secure the Marina Bay and Sentosa integrated resorts in partnership respectively with two of the world's leading developers and operators of integrated resorts.

"We are confident that the Group will be profitable in 2006."

--- END ---

Issued by: **CapitaLand Limited** *(Co. Regn.: 198900036N)*
Date: **10 May 2006**

For more information, please contact:

Harold Woo
SVP, Investor Relations
Tel: 68233 210

Basskaran Nair
SVP, Communications
Tel: 68233 554

For the 1Q2006 CapitaLand Limited Financial Statement announcement and slides, please visit our website www.capitaland.com

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-May-2006 17:14:23
Announcement No.	00055

>> Announcement Details
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Announcement Title *	Presentation Slides - "CapitaLand 1Q2006 Results"
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
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CapitaLand

CapitaLand 1Q 2006 Results



10 May 2006

Disclaimer

These slides may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.


CapitaLand

1Q 2006 – Strong Profit

- **Strong PATMI of S$130.6 million in 1Q 2006, up 87% y-o-y**
  - — Higher portfolio gains and improved fee-based income
- **Multi-local strategy drives sustainable overseas earnings**
  - — Overseas business contributed 71% of EBIT
  - — Continued expansion in China, India, Thailand, Vietnam, Japan and Malaysia
- **Growing financial services and fee-based products**
  - — AUM under CFL grew to S$8.5 billion, up S$2.2 billion y-o-y
  - — Ascott successfully listed ART, 1st Pan-Asian serviced residence REIT
  - — CMT & CCT proposed joint acquisition of Raffles City for S$2.1 billion
- **Active capital management**
  - — Increased financial capacity: Lower D/E ratio to 0.52
  - — Special dividend of 12¢ per share approved at AGM


CapitaLand

1Q 2006 Financial Results



(S$ million)	1Q 2005	1Q 2006	Change
Revenue	736.3	658.7	↓ 10.5%
EBIT	171.2	225.1	↑ 31.5%
PBT	107.0	155.0	↑ 44.9%
PATMI	70.0*	130.6	↑ 86.5%

* Included S$3.6m from discontinued operations. Otherwise PATMI would have risen 96.6% y-o-y


CapitaLand

Key Financial Ratios

	1Q 2005	1Q 2006	Change
EPS (S cents)	2.8	4.7	Improved
NTA per share (S$)	2.11	2.42	Improved
Net Debt / Equity	0.69	0.52	Improved
Interest Cover Ratio (ICR)	4.28	5.36	Improved
Interest Service Ratio (ISR)	6.48	3.09	Lower

Strong Financial Capacity

$$ICR = \frac{EBITDA}{Net\ Interest\ Expense}$$

$$ISR = \frac{Operating\ cashflow}{Net\ Interest\ Paid}$$


CapitaLand

EBIT by SBU

(S$ million)	1Q 2005	1Q 2006	
Residential	89.0	67.1	↓ 24.5%
CCID *	27.4	93.1	↑ 3.4x
Retail	11.2	20.2	↑ 79.6%
Financial Svcs	10.8	19.6	↑ 80.6%
The Ascott Grp	17.2	16.1	↓ 6.4%
RHL Grp	11.4	15.6	↑ 37.1%
Others & Adj	4.2	(6.6)	N.M.
Total EBIT	171.2	225.1	↑ 31.5%

* CCID – Commercial & Integrated Development


CapitaLand

EBIT by Geography

(S$ million)	1Q 2005	1Q 2006	
Singapore	52.3	65.8	↑ 25.9%
Australia & NZ	30.2	31.5	↑ 4.2%
China	66.0	99.7	↑ 51.2%
Other Asia*	13.6	21.9	↑ 60.0%
Europe	9.1	6.2	↓ 31.7%
Total EBIT	171.2	225.1	↑ 31.5%

* Includes HK, Indonesia, Japan, M'sia, Philippines, Thailand & Vietnam


CapitaLand

Overseas Contributions – 1Q 2006

53% of Assets Overseas contributed 71% to Group EBIT

By Geographical Location

Total Assets	Revenue	EBIT
S$18.3 Billion	S$658.7 Million	S$225.1 Million



China 16%
Australia & NZ 20%
Asia* 10%
Europe 7%
Singapore 47%
China 10%
Australia & NZ 30%
Asia* 4%
Europe 8%
Singapore 48%



China 44%
Asia* 10%
Australia & NZ, 14%
Europe 3%
Singapore 29%

• Includes HK, Indonesia, Japan, M'sia, Philippines, Thailand & Vietnam



CapitaLand

EBIT by SBUs

Retail & Financial Services Gaining Momentum


1Q 2005
S$171.2 million
Others 2%
Residential 52%
Raffles 7%
Ascott 10%
Financial Svcs 6%
Retail 7%
CCID 16%


1Q 2006
S$225.1 million
Raffles 7%
Residential 29%
Ascott 7%
Financial Svcs 8%
Retail 9%
CCID 40%

* CCID – Commercial & Integrated Development

CapitaLand

Balance Sheet Capacity

10
9
8
7
6
5
4
S$ billion
Equity
Net
Debt
2000
2001
2002
2003
2004
2005
1Q06



CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold*	% Completed
		Mar-06	Mar-06
Launched in 2003			
The Imperial	187	95%	93%
The Botanic on Lloyd	66	94%	100%
Launched in 2004			
Varsity Park Condominium^	448 (launched)	85%	26%
Citylights^	390 (launched)	65%	34%
Launched in 2005			
RiverGate	370 (launched)	73%	10%
RiverEdge	77 (launched)	27%	7%

* Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.

^ CapitaLand Residential raised S$543m through RMBS backed by receivables from Citylights & Varsity Park Condominium.


CapitaLand

Stages of Income Recognition - China

PROJECT	UNITS	% Sold*	% Completed
		Mar-06	Mar-06
Oasis Riviera II	446	100%	77%
Oasis Riviera III	328	49%	70%
La Forêt (Zone B)	495	87%	59%
La Forêt (Zone C)	357	36%	26%
Parc Trésor	204	37%	29%
Westwood Green	114	41%	33%
Beijing Orchid Garden	119	4%	81%

* Actual booking of proceeds based on S&P signed/agreement and revenue accrued based on same basis.


CapitaLand

S'pore Residential – Planned Launches 2006

Project	Description
Citylights, 99-year leasehold	210 high-rise city units awaiting launch
Varsity Park Condo, 99-year LH	Additional 82 units to be launched
RiverGate, Freehold	175 riverfront units awaiting launch
RiverEdge, 99-year leasehold	Additional 58 units to be launched
Melia at Scotts site, Freehold	80-unit high rise luxury development
Alexandra Rise (JV w Lippo), 99 LH	380-unit high rise urban development


RiverGate
Citylights

CapitaLand

China Residential – Planned Launches 2006

Project	Description
Oasis Riviera (Ph 3), Shanghai	New blocks of 314 high-rise apartments
Parc Trésor, Shanghai	Launching additional 70 apartments
Westwood Green, Shanghai	Launching additional 51 townhouses
La Forêt, Zone C, Beijing	500 high-rise apartments awaiting launch
Beijing Orchid Gardens, Beijing	Launching 120 villas & terraces
Beau Monde, Guangzhou	386 high-rise CBD apartments


Oasis Riviera, Shanghai
Beau Monde, Tianhe, Guangzhou

CapitaLand

Expanding REIT and Fund Business



All funds in total have additional S$3.5 billion of investible capital (including leverage) as at Mar 06. Figures exclude LINK REIT & ART AUM.
AUM Growth
S$ billion
14
12
10
8
6
4
2
0
2.1
3.1
6.1
8.5
8.5
13.0
S$3.5b Balance Investible (Private Funds)
2002
2003
2004
2005
1Q06
2007 (Target)
Eureka Office Fund
CCRF
Mezzo Capital
IPPFA
CMT
CCT
CCDF
Balance Investible
CapitaRetail S'pore
CapitaRetail Japan
ArcCapital Residences
Additional Funds Required

Analysis Of Revenue By SBU

SBU	1Q 2005 (S$ m)	1Q 2006 (S$ m)	Change	Comments
Residential	541.6	**486.8**	**(10.1%)**	• Lower sales from Australia and slow down of property transactions in China • Partially offset by higher sales in Singapore
Commercial & Integrated Dev	34.2	**32.2**	**(5.9%)**	• Loss of revenue from divested Pidemco Tower in Shanghai and Four Seasons Hotel in London
Retail	8.8	**18.7**	**112.9%**	• Improved revenue from retail malls in China • Higher retail management fees earned from CMT
Financial Svcs	12.7	**19.0**	**49.4%**	• Higher fund management fees from enlarged AUM. AUM grew from $6.3bn to $8.5bn (ART is managed by Ascott)
Serviced Residences	99.7	**106.5**	**6.9%**	• Improvement in REVPAU especially in Singapore, Philippines, and the UK
Raffles Hldgs	45.8	**0.9**	**(98.1%)**	• De-consolidation of a hotel's revenue after divestment of the hotel business in September 2005
Others & Consol Adj	(6.3)	**(5.4)**	**15.8%**	
Revenue	736.3	**658.7**	**(10.5%)**	


CapitaLand

Analysis Of EBIT By SBU

SBU	1Q 2005 (S$ m)	1Q 2006 (S$ m)	Change	Comments
Residential	89.0	**67.1**	**(24.5%)**	• Lower contributions from Australia and China operations • Partially offset by higher sales from Singapore
Commercial & Integrated Dev	27.4	**93.1**	**240.0%**	• Gain from sale of Shanghai Xin Mao Property Development Co., Ltd (Plot 9) • Higher contributions from investments in associates and jointly-controlled entities
Retail	11.2	**20.2**	**79.6%**	• Higher retail management fees from CMT • Exchange gains from revaluation of USD denominated loans from strengthening of the RMB against the USD
Financial Svcs	10.8	**19.6**	**80.6%**	• Higher fees from enlarged AUM • Mark-to-market gains of $11mil from an investment
Serviced Residences	17.2	**16.1**	**(6.4%)**	• Higher administrative expenses
Raffles Hldgs	11.4	**15.6**	**37.1%**	• Higher interest income and share of associate results
Others & Consol Adj	4.2	**(6.6)**	**NM**	
EBIT	171.2	**225.1**	**31.5%**	


CapitaLand

Portfolio Leases Up For Renewal

CapitaLand's Singapore Commercial Properties (% of Area)


29%
19%
27%
26%
22%
13%
Office*
Industrial
2005
2006P
2007P

* Includes CCT portfolio

CapitaLand

Portfolio Occupancy

CapitaLand's Singapore Commercial Properties (% of Area)

84%
88%
92%
64%
81%
81%
Office
Industrial
Dec 04
Dec 05
Mar 06

* Includes CCT portfolio


CapitaLand

Thank You

CapitaLand

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-May-2006 17:54:30
Announcement No.	00113

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited - "Payment of Management Fee by way of issue of units in CapitaMall Trust"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments:	CMTannc_Issue_Mgr_Units_11May2006.pdf Total size = **56K** (2048K size limit recommended)

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(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

PAYMENT OF MANAGEMENT FEE BY WAY OF ISSUE OF UNITS IN CAPITAMALL TRUST

CapitaMall Trust Management Limited (the "Company"), the manager of CapitaMall Trust ("CMT"), wishes to announce that 893,517 units in CapitaMall Trust ("Units") have been issued to the Company today. Of these 893,517 Units, 481,262 Units were issued at an issue price of S$1.748175 per Unit and 412,255 Units were issued at an issue price of S$2.3309 per Unit.

These Units were issued to the Company as payment of the Performance Component (as defined in the trust deed constituting CMT (as amended) (the "Trust Deed")) of the Management Fee (as defined in the Trust Deed) for the period from 1 January 2006 to 31 March 2006 (both dates inclusive) in relation to Tampines Mall, Junction 8 Shopping Centre, Funan DigitaLife Mall, Plaza Singapura, Hougang Plaza, Sembawang Shopping Centre, Jurong Entertainment Centre and Bugis Junction.

This manner of payment of the Performance Component of the Company's Management Fees in Units was disclosed in (i) the CMT prospectus dated 28 June 2002 issued in connection with the initial public offering of Units, (ii) the CMT circular dated 13 May 2003 issued in connection with the acquisition of IMM Building; and (iii) the CMT circular dated 21 June 2004 issued in connection with the acquisition of Plaza Singapura.

With the above-mentioned issue of Units, the Company holds an aggregate of 4,863,222 Units and the total number of Units in issue in CMT is 1,381,463,231 Units.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Michelle Koh
Company Secretary
11 May 2006

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (as the manager of CapitaMall Trust) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CapitaMall Trust may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CapitaMall Trust is not necessarily indicative of the future performance of CapitaMall Trust.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	11-May-2006 18:39:05
Announcement No.	00144

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "(1) Ascott expands Citadines brand in Thailand; and (2) Ascott secures its third and fourth Citadines Serviced Residences in Bangkok."
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matters, as attached for information.
Attachments:	Ascott_annc_CitadinesThailand.pdf Ascott_newsrelease_11May06.pdf Total size = **386K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED
(Co. Reg No. 197900881N)
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

ASCOTT EXPANDS CITADINES BRAND IN THAILAND

Further to The Ascott Group Limited's (the "**Company's**") announcement in December 2005 in relation to, inter alia, the Development Framework Agreement entered into between Citadines Bangkok (S) Pte. Ltd. ("**CBS**") (an indirect wholly owned subsidiary of the Company) and Boutique Group Ltd ("**BGL**") (a corporation incorporated in Thailand and owned by Mr Prabsharan Singh Thakral and his family), wherein CBS and BGL will form joint ventures to invest, develop and own properties to be operated as serviced residences under the Citadines brand name in Thailand, the Board of Directors of the Company wishes to announce that CBS and BGL have jointly set up the following joint venture companies:

(1) Boutique Realty Ltd ("**BRL**"), a limited liability company incorporated in Bangkok, Thailand, as the vehicle to develop and own a property comprising a 128-unit serviced residence and certain retail units to be erected on the plot of land located at Sukhumvit Soi 11, Klongtan District, Phrakhanong District, Bangkok, Thailand at an initial estimated cost of Baht 360 million (equivalent to about SGD 15 million) (the "**Soi 11 Investment**").

(2) Boutique Boulevard Ltd. ("**BBL**"), a limited liability company incorporated in Bangkok, Thailand, as the vehicle to develop and own a property comprising a 130-unit serviced residence to be erected on the plot of land located at Sukhumvit Soi 8, Klongtan District, Phrakhanong District, Bangkok, Thailand at an initial estimated cost of Baht 348 million (equivalent to about SGD 15 million) (the "**Soi 8 Investment**").

("Soi 11 Investment" and "Soi 8 Investment", the 3rd and 4th Citadines projects respectively in Bangkok, are collectively referred to as the "Investments")

The Investments shall be funded via equity contributions and shareholders' loans by CBS and BGL, and borrowings from financial institutions. As of to-date, CBS and BGL have both subscribed for the shares in each of BRL and BBL in the following proportions:-

(a) CBS – 49% interest (comprising 49 ordinary shares of Baht 100 each) for a total consideration of Baht 4,900 (equivalent to SGD 206) fully paid in cash; and

(b) BGL – 51% interest (comprising 51 ordinary shares of Baht 100 each) for a total consideration of Baht 5,100 (equivalent to SGD 214) fully paid in cash.

In addition to the above subscriptions, the following loans have been extended to BRL and BBL:

(a) To fund the Soi 11 Investment, CBS and BGL have extended a sum of about THB 50 million (equivalent to about SGD 2 million) and THB 53 million (equivalent to about SGD 2 million) respectively to BRL as shareholders' loans; and

(b) CBS has extended an initial shareholder's loan of about THB 90 million (equivalent to about SGD 4 million) to BBL to fund the Soi 8 Investment.

Rationale

The Investments are in line with the Company's strategy to grow the Citadines brand and enhance its foothold in Thailand's serviced residence industry.

Financial Effects

The aforesaid transactions are not expected to have a material impact on the earnings per share and the net tangible assets per share of the Group for the financial year ending 31 December 2006.

Interests of Directors and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
11 May 2006

Note: An exchange rate of THB1: SGD0.042 is used for this Announcement.


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT SECURES ITS THIRD AND FOURTH CITADINES SERVICED RESIDENCES IN BANGKOK

Ascott to secure fifth Citadines in Bangkok way before 2010 as part of its agreement with Thailand's Thakral family

Singapore, 11 May 2006 - The Ascott Group (Ascott) has secured its third and fourth serviced residence under the Citadines brand as part of Ascott's partnership agreement between its wholly-owned Citadines Bangkok (S) Pte Ltd and Boutique Group Ltd owned by Mr Prabsharan Singh Thakral and his family. Under the agreement, Ascott is taking a 49 percent equity stake in the two new properties to be named Citadines Bangkok Sukhumvit Boulevard and Citadines Bangkok Sukhumvit Green. It has also secured the contracts to manage these properties for 10 years, with an option to renew for another 10 years. Ascott's agreement with the Thakral family to secure five Citadines serviced residences in Bangkok by 2010 was first announced in December 2005. Ascott's first two Citadines serviced residences in Bangkok are Citadines Bangkok Sukhumvit Lake and Citadines Bangkok Sukhumvit Asoke.

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company CapitaLand Group said: "Through this joint venture with the Thakral family, Ascott will strengthen its leadership position in Thailand's serviced residence market. Ascott currently captures over 20 percent of Bangkok's upper-tier serviced residence market under The Ascott and Somerset brands, and is now poised to introduce the Citadines brand in the city. The Citadines brand, which is a well-established hospitality brand name in Europe, will also be rolled out in other Asian cities. To date, besides the four Citadines in Bangkok, Ascott will open six Citadines serviced residences in China."

Mr Cameron Ong, Ascott's Managing Director and CEO said: "We have made excellent progress. With the four Citadines serviced residences that we've secured in Bangkok, we are ahead of our schedule and confident of securing the fifth property way before 2010. All the properties, four Citadines properties of about 480 units and three Somerset properties of about 780 units, are located within the Sukhumvit area which is a prime location. It is Bangkok's main commercial street as well as a popular shopping district frequented by expatriates and business travellers. With these properties along the Sukhumvit area, Ascott is able to achieve its goal of maximising options for our guests."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

"Ascott is leveraging on the increasing demand by young expatriates and business travellers for prime grade and smaller sized studio units that offer good value. Currently, there is no existing serviced residence that is purpose-built to address these needs. Citadines is the ideal model to cater to the needs of this niche segment of customers. It offers studio, one and two bedroom units as well as flexible services which enable residents to customise the services they require according to their lifestyles," added Mr Ong.

Citadines Bangkok Sukhumvit Boulevard and Citadines Bangkok Sukhumvit Green
Ascott has formed two separate joint venture companies with Thailand's Thakral family to develop the two new Citadines serviced residences. Ascott will hold 49 percent of the joint venture companies, while the remaining will be held by Thailand's Thakral family.

The 128-unit Citadines Bangkok Sukhumvit Boulevard, to be developed by joint venture company Boutique Realty Ltd, is located at Soi 11 of Sukhumvit Road. The 130-unit Citadines Bangkok Sukhumvit Green, developed by Boutique Boulevard Ltd, is at Soi 8 of Sukhumvit Road. The two properties are slated to open in the second half of 2007 and second half of 2008 respectively.

Located near the two serviced residences are a wide range of facilities, including retail, food & beverage and entertainment outlets, hospitals, international schools and embassies. The properties are also within five minutes' walk from the BTS station, and easily accessible via the expressway to the existing Don Muang Airport and the Suvarnabumi Airport which is scheduled to open by end 2006.

The two new serviced residences mentioned above will bring Ascott's Citadines portfolio in Asia to 10 serviced residences, with a total of over 1,500 units. Of the 10 serviced residences, six are in China and four in Bangkok. Ascott plans to open its first two Citadines serviced residences in Bangkok - Citadines Bangkok Sukhumvit Lake and Citadines Bangkok Sukhumvit Asoke – in the second half of this year and the second half of 2007 respectively.

Ascott's three Somerset properties in the Sukhumvit area include the current Somerset Lake Point and Somerset Suwan Park View, as well as the new Somerset Grand Sukhumvit, which is scheduled to open in the first half of 2008.

<u>About The Ascott Group</u>

The Ascott Group is a leading international serviced residence company with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

Ascott's global presence spans 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East.

Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:
Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:
Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	12-May-2006 21:09:29
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement and news release by CapitaLand Limited's subsidiary, The Ascott Group Limited - "Sale of The Ascott Mayfair, London"
Description	CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.
Attachments:	AscottAnnc.Mayfair.pdf Ascott.NewsRelease-Mayfair.pdf Total size = **418K** (2048K size limit recommended)

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THE ASCOTT GROUP LIMITED

(Company Registration No: 197900881N)

SALE OF THE ASCOTT MAYFAIR , LONDON

1. Introduction

The Board of Directors of The Ascott Group Limited (the "**Company**" or "**Ascott**") is pleased to announce that its indirect wholly-owned subsidiary, Greenpark Investments (Guernsey) Limited ("**Greenpark**"), has on 12 May 2006 entered into a sale and purchase agreement with an unrelated party to sell its freehold property in London known as The Ascott Mayfair (the "**Property**"), for a total cash consideration of £65.8 million (equivalent to about S$190.8 million)(the "**Proposed Divestment**").

2. Information on the Property

The Property, located at 41, 43, 45, 47 & 49 Hill Street, London W1J 5NB, has a land area of 773 square metres and a gross floor area of approximately 5,574 square metres.

3. Rationale & Proposed Use of Proceeds

The sale price of £65.8 million translates into a multiple of 49 times over the earnings before interest, tax, depreciation and amortisation ("EBITDA multiple") generated by the Property in 2005. The Proposed Divestment presents a timely opportunity for the Group to unlock capital value and realise a net divestment gain of £27.0 million (equivalent to about S$78.3 million). The sales proceeds will be redeployed by the Group to invest in higher yielding assets and high growth markets. In the immediate term, as the Group continually assesses and evaluates suitable investments, the proceeds will be utilised to reduce the indebtedness of the Group to achieve interest savings.

4. Salient Terms of Proposed Divestment

The salient terms of the Agreement relating to the Proposed Divestment (the "**Agreement**") are as follows:

(i) Legal completion of the Proposed Divestment to take place on 11 August 2006 or earlier by mutual agreement ("Completion Date").

(ii) Greenpark will sell the Property together with chattels and other assets or equipment (on an "as is and where is" basis) free from all encumbrances on the Completion Date of the Proposed Divestment.

(iii) The Property is sold with vacant possession on Completion Date.

5. **Sale Consideration**

The sale consideration of £65.8 million for the Property (the "Consideration") was arrived at on a willing buyer-willing seller basis. The Consideration represents a premium of 144% over Ascott's current carrying value of £27.0 million (equivalent to S$78.3 million.

As at the date of the Agreement, a total sum of £6.6 million being a 10% deposit for the Proposed Divestment (the "Deposit") has been paid to Greenpark's solicitors to hold as stakeholders pending the completion of the Proposed Divestment. The balance amount of the Consideration shall be paid on the Completion Date.

6. **Financial Effects**

The Group will realise an estimated net gain of £27.0 million (equivalent to about S$78.3 million) from the Proposed Divestment after taking into account taxation and transaction costs.

Based on the Group's last announced consolidated financial statements for the quarter ended 31 March 2006:

(i) Assuming that the Proposed Divestment had been effected at the end of the Group's financial period ended 31 March 2006, the net tangible assets per share of the Group as at 31 March 2006 would have increased by 5.0 cents from 64.3 cents to 69.3 cents; and

(ii) For illustrative purposes only, assuming that the Proposed Divestment had been effected at the beginning of the Group's financial period ended 31 March 2006 (i.e. 1 January 2006), the earnings per share of the Group for the financial period ended 31 March would have increased by 5.0 cents from 2.8 cents to 7.8 cents.

Assuming there is no material change in the total number of issued ordinary shares in the share capital of the Company, the estimated net gain from the Proposed Divestment will similarly increase the net tangible assets per share and the earnings per share for the current financial year by approximately 5.0 cents.

7. **Relative Figures**

(i) Net Asset Value Test

The relative figures that were computed on the basis set out in Rule 1006 (a) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") are as follows:

The net asset value of the Property to be disposed of as at 31 March 2006 is S$76.5 million and constitutes approximately 7.3% of the net asset value of the Group as at 31 March 2006 of S$1,046.2 million.

(ii) Net Profits Test

The relative figures that were computed on the basis set out in Rule 1006 (b) of the Listing Manual of the SGX-ST are as follows:

The net profit before income tax, minority interests and extraordinary items attributable to the Property to be disposed of by Greenpark for the most recent financial period ended 31 March 2006 is S$0.2 million and constitutes approximately 0.4 % of the net profit before income tax, minority interests and extraordinary items of the Group amounting to S$48.3 million for the same period.

(iii) Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006 (c) of the Listing Manual of the SGX-ST are as follows:

The Consideration for the Proposed Divestment of £65.8 million (equivalent to about S$190.8 million) constitutes approximately 10.1% of the market capitalisation of the Company of S$1,886.3 million, based on the weighted

average price of the Company's shares transacted on 11 May 2006, being the last market day preceding the date of this Agreement.

8. **Interests of Directors and Controlling Shareholders**

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Divestment. The Directors are not aware of any controlling shareholders of the Company having any direct or indirect interest in the Proposed Divestment and have not received any notification of interest in the Proposed Divestment from any controlling shareholders of the Company.

9. **Documents Available for Inspection**

A copy of the Agreement relating to the Proposed Divestment is available for inspection by shareholders of the Company from 9:00 a.m. to 5:30 p.m. at the Company's registered office at 8 Shenton Way, #13-01 Temasek Tower, Singapore 068811, for a period of three (3) months from the date of this Announcement.

By Order of the Board

Hazel Chew/Doreen Nah
Joint Company Secretaries
Singapore, 12 May 2006

Note : An exchange rate of £1 : S$2.90 is used for this Announcement.

82 - 4507


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

Website
www.the-ascott.com

For Immediate Release

NEWS RELEASE

ASCOTT DIVESTS THE ASCOTT MAYFAIR FOR £65.8 MILLION (S$190.8 MILLION)

Singapore, 12 May 2006 - The Ascott Group's (Ascott) subsidiary, Greenpark Investments (Guernsey) Limited has signed a sale and purchase agreement on 12 May 2006 with an unrelated party to divest The Ascott Mayfair for £65.8 million (S$190.8 million). The Ascott Mayfair has 56 units and is located at 41, 43, 45, 47 & 49 Hill Street, London. The eight-storey property, with a basement, has a gross floor area of approximately 5,600 square metres. Ascott will continue to manage the property until completion date, sometime in the middle of the year, and the property will be handed over with vacant possession.

The sale price of S$190.8 million represents a premium of 144% over Ascott's current carrying value for The Ascott Mayfair. It translates into a significant EBITDA multiple of 49 times based on the property's 2005 results. Ascott will realise a net divestment gain of S$78.3 million from the transaction, which will increase earnings per share by approximately 5.0 cents for the current financial year.

Mr Liew Mun Leong, Ascott's Deputy Chairman, and President and CEO of its parent company, CapitaLand Group said: "The divestment of The Ascott Mayfair is in line with Ascott's 'asset light, asset right' strategy and enables it to further unlock shareholder value. The proceeds of S$190.8 million from the divestment are significant and will help Ascott to expand its serviced residence business by investing into higher-yield assets and high growth markets. There is great potential for the Group to scale up its presence in key gateway cities in Europe. The Group intends to maintain its pole position as the largest international serviced residence owner/operator outside of the United States."

Ascott's Managing Director and CEO, Mr Cameron Ong said: "The divestment proceeds from the sale of the 56-unit The Ascott Mayfair give us the opportunity to seek other properties in London and to expand into other gateway cities in Europe, particularly where there is a high volume of business travellers. This will give us greater economies of scale for our operations and marketing as well as offer more facilities for our guests. The Ascott Group has about 5,200 units in 45 properties in Europe, which is about a third of our global inventory of 16,000 units. Going forward, our European operations will remain an important contributor to the Group."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

With 45 properties in Europe, The Ascott Group is the largest international serviced residence owner/operator in Europe. Globally, Ascott has a portfolio of more than 16,000 units in 43 cities and 17 countries across the Asia Pacific, Europe and the Middle East. With this divestment there will be seven Ascott serviced residences located in Singapore, Kuala Lumpur, Jakarta, Bangkok, Beijing, Shanghai and New Zealand. It will also have a new Ascott serviced residence in Guangzhou, targeted to be opened in the second half of 2007.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with more than 16,000 serviced residence units in key cities of Asia Pacific, Europe and the Middle East.

Ascott's global presence spans 43 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Pattaya, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai, Beijing, Xi'an and Hong Kong in Asia; Sydney, Melbourne and Auckland in Australia / New Zealand as well as Dubai in the Middle East. Headquartered in Singapore, The Ascott Group pioneered Asia Pacific's first branded luxury serviced residence in 1984. The Group also established the world's first pan-Asian serviced residence real estate investment trust, Ascott Residence Trust in 2006. Today, Ascott boasts a 22-year industry track record and serviced residence brands that enjoy recognition worldwide.

The Group operates three brands – The Ascott, Somerset and Citadines. Its achievements have been recognised internationally; it has clinched numerous prestigious awards including the 'Innovative Capital Venture' award at the 2006 China Hotel Investment Summit, 2006 'China's Top 100 Serviced Apartments' award, Korea Times' 'Best International Serviced Residence Brand' award, the 'Highly Commended Deluxe Accommodation' award at the 2005 Tasmanian Tourism Awards, 'Best Accommodation' at the 2005 World Travel Awards, TTG Asia Media's 2005 'Best Serviced Residence Operator' award, and the Business Traveller Asia Pacific's 2005 'Best Serviced Residence Brand' and 'Best Serviced Residence' awards. For a full list of awards, please visit : http://www.the-ascott.com/AboutUs/awards.asp

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East. Its property and hospitality portfolio spans more than 70 cities in 18 countries.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

For more information on Ascott property listings, visit http://www.the-ascott.com/AboutUs/ResiPortfolio.asp.

Issued by : The Ascott Group Limited Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

For more information, please contact:

FOR MEDIA:

Joan Tan, Manager, Corporate Communications
Tel: (65) 6586 0474 Hp: (65) 9743 9503 Email: joan.tan@the-ascott.com

FOR ANALYST:

Cheong Kwok Mun, Vice President, Investor Relations
Tel: (65) 6586 7233 Hp: (65) 9068 8465 Email: cheong.kwokmun@the-ascott.com


RECEIVED
2006 JUN 14 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF THE ASCOTT MAYFAIR, LONDON

Further to the announcement made by The Ascott Group Limited ("TAG") on 12 May 2006 in relation to the sale of The Ascott Mayfair, London by its wholly-owned subsidiary, Greenpark Investments (Guernsey) Limited, to an unrelated party for a total cash consideration of £65.8 million (approximately S$190.8 million) (the "Proposed Divestment"), CapitaLand Limited ("CapitaLand") wishes to announce that it is expected to recognise a gain of approximately S$52.7 million on completion of the Proposed Divestment.

CapitaLand (through its subsidiaries) currently has a deemed interest of approximately 67.3% of the issued share capital of TAG.

Based on the audited consolidated financial statements of CapitaLand for the financial year ended 31 December 2005:

(i) assuming that the Proposed Divestment was effected on 1 January 2005, CapitaLand's earnings per share would have increased from 28.3 cents to 30.3 cents for the year ended 31 December 2005; and

(ii) assuming that the Proposed Divestment was effected on 31 December 2005, the financial impact on CapitaLand's net tangible assets per share would not be material.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
15 May 2006




RECEIVED
2006 JUN 14 P 1:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For immediate release
17 May 2006

NEWS RELEASE

CapitaLand acquires first residential site in Hangzhou

Singapore, 17 May 2006 – In a recent government land tender, CapitaLand Group, through its subsidiaries Gainzillion Pte. Ltd and CapitaLand (China) Investment Co., Ltd, secured a prime 59,622-square metre residential site in Hangzhou's Gongshu District for RMB562.01 million (S$112.4 million). This works out to about RMB4,353 (S$871) per square metre per plot ratio. Hangzhou, a vibrant commercial centre and the provincial capital of Zhejiang Province, is renowned for its scenic West Lake and the cultural heritages of Jinghang Grand Canal.

The site consists of two plots with an approved potential gross floor area of 129,084 square metres. CapitaLand plans to build approximately 1,200 apartments on the site, with the launch of the first phase expected in 2007 and the completion of the development by 2009. It is targeted at the mid to high-mid segment of the market. As the site is adjacent to the historic Jinghang Grand Canal, residents will enjoy scenic waterfront views.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "CapitaLand has strategically expanded its operational focus in the key gateway cities of Beijing and Shanghai to include other cities such as Guangzhou, Ningbo and now Hangzhou. We will look for further opportunities to expand our footprint into the second-tier cities where there are strong homebuyer demand supported by urbanisation and rising income levels. CapitaLand's multi-sector presence in China augurs well for the Group. We see significant benefits from the genuine demand for quality homes, rising consumerism in the retail sector, growing demand for prime office space, increasing business travel that favours our

hospitality operations in the Chinese cities, and also from the divestment of mature assets."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Hangzhou, one of the most vibrant commercial centers in the Yangtze River Delta region, achieved double-digit GDP growth over the past 15 years. Last year, its GDP totalled RMB291.9 billion. This translates to an annual growth rate of 12.5%, the second highest among the major Chinese cities for the third year running. With the completion of the Shanghai-Hangzhou maglev train in 2008, Hangzhou will only be 30 minutes away from Shanghai. This will enhance the growth of Hangzhou and underpin the demand for quality housing. We target to launch the first phase of the apartments in the second half of 2007."

The site is easily accessible from the city center, and it is just 4 km from the central business district and 6 km from the famous West Lake. It is bordered by Xiao He Road (under construction) and Deng Yun Road. Deng Yun Road is the main connection to the city center and the city ring expressway via the Shangtang elevated road. The site is also a convenient 10 minutes' walk from the planned Metro line 3 and 5.

The site is located near amenities and other facilities, including a sports park with a football field, swimming pool and tennis center. There are several hyper-marts nearby, and schools in the vicinity include the City College of Zhejiang University, Shuren University, Zhejiang University of Technology, Changzheng Middle School and a number of primary schools and kindergartens.

About Gongshu District

Gongshu District spans across 88 sq km, and comprises four towns and 18 counties. It has a registered population of around 300,000. Development of the tertiary sector, especially the automobile industry, is picking up pace. Multinational corporations which have set up operations in the district include UPS, Toyota and BP. The district has also

become the preferred living and trading center of Hangzhou, especially for the local residents and urban migrants.

About Hangzhou

Hangzhou achieved per capita GDP of RMB 44,487 (S$8,897) in 2005, an increase of 11% increase compared to 2004. It was ranked amongst the top ten cities in terms of "City Development Capability" in the "2002-2003 Chinese City Development Report" conducted by the Chinese Mayors Committee, and it is also one of the "Best Mainland Business Cities" by Forbes.

Hangzhou is a two-hour drive from Shanghai. In March 2006, plans for the high-speed maglev train to ply between Shanghai and Hangzhou were approved. When completed in 2008, the travelling time between the two cities will be reduced significantly to 30 minutes.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

The company's property and hospitality portfolio spans 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

About CapitaLand's China presence

Since 1994, CapitaLand has been a developer of premier homes and quality commercial properties in China, with total project development expenditures of RMB 30 billion (S$6 billion). CapitaLand China became a "Wholly Foreign-Owned Enterprise" investment company in 2002.

In Beijing and Shanghai, CapitaLand is one of the top builders of homes and a developer of landmark commercial properties. The company has also expanded its footprint to Guangzhou and Ningbo. CapitaLand is also one of the leading developers and managers of malls in China with a portfolio of over US$1 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. Through its subsidiary, The Ascott Group, CapitaLand is the largest international serviced residence operator in the country.

CapitaLand's first China residential fund, CapitaLand China Residential Fund, formed with the support of corporate investors, is a US$61 million (S$103 million) private equity fund. The fund has been invested fully in mid- to high-end residential properties in Shanghai, Beijing and Guangzhou. In October 2005, CapitaLand closed another private equity fund, the CapitaLand China Development Fund. A total of US$400 million (S$678 million) was raised for the real estate development fund for investments in China.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **17 May 2006**

Singapore

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

China

Media contact:
Francis Li, Corporate Communications
Tel: +86-21 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn



News Release

17 May 2006
For Immediate Release

CapitaLand Signs Agreement to Acquire Xihuan Plaza Retail Mall in Beijing for S$260 million

Mall forms pipeline of assets for planned China Retail REIT to be listed in 2006

Singapore, 17 May 2006 – CapitaLand Group's ("CapitaLand") CapitaRetail China Investments (B) Beta Pte. Ltd ("CapitaRetail China"), an indirect wholly-owned subsidiary, has signed a Sale and Purchase Agreement ("Agreement") to acquire Xihuan Plaza Retail Mall in Beijing from Beijing Finance Street Construction Development Co., Ltd ("Beijing Finance Street") for approximately RMB 1.32 billion (S$260.3 million). Beijing Finance Street is a subsidiary of Beijing Huarong Investment Company, which is a state-owned enterprise, under the Beijing Government. CapitaLand plans to launch this year a China Retail Real Estate Investment Trust ("China Retail REIT"). Xihuan Plaza Retail Mall, when ready, will constitute the pipeline of assets for the China Retail REIT.

Xihuan Plaza Retail Mall is the retail component within Xihuan Plaza, which is an integrated development comprising a seven-storey retail podium, three main office towers and one ancillary office block. Completed in December 2005, the prime development is strategically located in the heart of Xizhimen, a key transportation hub in the western part of Beijing, and is the connecting point between two major commercial hubs.

Xihuan Plaza Retail Mall will comprise Phase One, measuring over 780,000 square feet ("sq ft"), and Phase Two, measuring approximately 150,000 sq ft. Phase One of the mall has already been completed and is expected to be operational once tenant fit-out and leasing activities are concluded by the first quarter of 2007. Beijing Hualian Group ("Beijing Hualian"), which is one of CapitaLand's joint venture partners in China, will be an anchor tenant at the mall.

Under Phase Two development plans, the basement level footprint will be extended and it will provide direct connectivity to the Mass Rapid Transit ("MRT"), Light Rail Transit ("LRT"), as well as the new bus interchange located across the road. Phase Two is expected to be completed by 2008, and, under the Agreement, payment for this phase will only be effected upon completion.

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "With Xihuan Plaza Retail Mall at Xizhimen and Raffles City Beijing at Dongzhimen, CapitaLand has a strategic position in Beijing's retail sector. Both retail properties are premium assets that are strategically located at the only two key transport exchange links in Beijing. Raffles City Beijing is at the key transportation node connecting the eastern part of Beijing, while Xihuan Plaza Retail Mall is at the key transportation hub in the western part of Beijing. Together with the Anzhen and Wangjing Malls, we are well-poised to capture and benefit from the tremendous retail growth opportunities in Beijing. Moreover with our strong and continuous pipeline of retail assets in China, we are confident of successfully launching a China Retail REIT, by the end of this year. This proposed REIT further strengthens our multi-sector presence and our diversified earnings base in China. Our EBIT of about S$100 million in the first quarter of 2006 from China is a testament to the benefits of such a strategy."

Earlier in 2005, CapitaLand had acquired Anzhen and Wangjing Malls, from its joint venture partner Beijing Hualian. These retail assets have enabled CapitaLand to rapidly extend its presence to become a dominant retail player in Beijing. There has been strong leasing take-up for the Wangjing Mall, which is scheduled to be operational by third quarter 2006. CapitaLand had also earlier secured an excellent site at Dongzhimen, which is the other major transportation node connecting the eastern part of Beijing. CapitaLand is currently developing Raffles City Beijing, an integrated development comprising office and retail components, at this site.

It is expected there will also be keen tenancy demand for Xihuan Plaza Retail Mall as it is a landmark development strategically located in the heart of Xizhimen, which is one of two key transportation nodes in Beijing. Xizhimen is a prime exchange serving the western part of Beijing. The asset is thus well-served by MRT, LRT, Beijing Railway and major bus routes. It enjoys access to approximately 600,000 daily commuters pass through from the MRT and LRT stations and is well-supported by the resident population in the vicinity.

The mall is also strategically located between two major commercial hubs, Finance Street and Zhongguanchun. Finance Street, widely recognised as the financial district in Beijing, has witnessed a confluence of Chinese financial regulatory bodies and financial institutions. Zhongguanchun, often referred to as the high-technology silicon valley of Beijing, is a technology hub for many science and technology enterprises. In addition, it has also become an educational hub for numerous Universities in Beijing. Xihuan Plaza Retail Mall is thus well-placed to tap on the huge working and student population in the two adjoining commercial hubs.

Beijing's retail outlook remains positive on the back of China's macro-economic growth, the increasing disposable income per capita and the run-up to the 2008 Olympics to be held there.

About CapitaLand Group (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited *(Regn. No.: 198900036N)*
17 May 2006

Media Contact
Julie Ong
Communications
DID : (65) 68233541
Email : julie.ong@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Email : harold.woo@capitaland.com.sg


RECEIVED
2006 JUN 14 P 1:08
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SHANGHAI PUDONG XINXIANG REAL ESTATE DEVELOPMENT CO., LTD - COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

Further to the announcement made on 14 December 2005, CapitaLand Limited ("CapitaLand") wishes to announce that its indirect subsidiary, Shanghai Pudong Xinxiang Real Estate Development Co., Ltd ("SPXX"), which had been placed under members' voluntary liquidation, has been liquidated on 11 May 2006.

The liquidation of SPXX is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
19 May 2006

82 - 4507

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	26-May-2006 17:58:13
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

Announcement Title *

(A) Statement from CapitaLand regarding the decision on the Integrated Resort at Marina Bay (B) Statement on the Integrated Resort at Sentosa

Description

STATEMENT FROM CAPITALAND REGARDING THE DECISION ON THE INTEGRATED RESORT AT MARINA BAY

MGM MIRAGE and CapitaLand are disappointed to learn today of the Government's decision to select another company's proposal to build the Integrated Resort at Marina Bay.

We want to acknowledge the hard work and contributions of our staff, partners and consultants during the entire bid process.

We thank the Singapore Government for having engaged in a thorough and detailed process in making this decision and offer the Government and the people of Singapore our best wishes for success.

STATEMENT ON THE INTEGRATED RESORT AT SENTOSA

As we have said earlier, CapitaLand and its partner, Kerzner International Limited, are actively working on the RFP for the Integrated Resort site at Sentosa. We will be submitting a world class thematic proposal that will draw the crowd, Singaporeans and visitors from the region and internationally.

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-May-2006 12:36:36
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	(I) Establishment of indirect wholly-owned subsidiary, CapitaLand (Sichuan) Holdings Pte. Ltd.; and (II) Joint Venture Agreement with Chengdu Zhixin Industrial Co., Ltd.
Description	The attached announcement and news release issued by CapitaLand Limited on the above matters are for information.
Attachments:	CL.NewsRelease.ChengduZhixin.30May06.pdf CLannc.ChengduZhixin.30May06.pdf Total size = **157K** (2048K size limit recommended)

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (SICHUAN) HOLDINGS PTE. LTD.
(II) JOINT VENTURE AGREEMENT WITH CHENGDU ZHIXIN INDUSTRIAL CO., LTD.

(I) ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND (SICHUAN) HOLDINGS PTE. LTD.

CapitaLand Limited wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand (Sichuan) Holdings Pte. Ltd.
Principal Activity	:	Investment Holding
Share Capital	:	S$1 comprising 1 ordinary share

(II) JOINT VENTURE AGREEMENT WITH CHENGDU ZHIXIN INDUSTRIAL CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings Pte Ltd ("CCH") has today entered into a joint venture agreement (the "JV Agreement") with Chengdu Zhixin Industrial Co., Ltd. ("Chengdu Zhixin"), a leading Sichuan developer with a strong market presence in Chengdu, China.

Pursuant to the JV Agreement, CCH and Chengdu Zhixin will establish a 50:50 joint venture company in Chengdu, Sichuan province, China, namely Sichuan Zhixin CapitaLand Co., Ltd. (the "JV Company") with a total registered equity capital of

RMB700 million (approximately SGD138 million). The JV Company will undertake land and real estate development in the Sichuan province and will also have the first right of refusal to Chengdu Zhixin's future deal flow in the Sichuan province. Upon establishment, the JV Company will become an associated company of CapitaLand.

CCH will inject an initial total capital contribution of RMB1.44 billion (approximately SGD284 million) in the JV Company, comprising RMB350 million (approximately SGD69 million) registered equity (representing 50% of the total registered equity capital of the JV Company) and RMB1.09 billion (approximately SGD215 million) of shareholder's loan. CCH and Chengdu Zhixin will each make equal capital contributions for subsequent registered equity and shareholders' loan increments for future investments. CapitaLand's stake will be held by its indirect wholly-owned subsidiary, CapitaLand (Sichuan) Holdings Pte. Ltd., a Singapore incorporated company.

The above transaction is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand Group for the financial year ending 31 December 2006.

None of the Directors or controlling shareholders of CapitaLand has any interest direct or indirect in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
30 May 2006



For Immediate Release
30 May 2006

NEWS RELEASE

CapitaLand signs joint venture agreement with Chengdu Zhixin, a leading developer in Sichuan

Potential pipeline of up to 25,000 homes

Singapore, 30 May 2006 – CapitaLand, through its indirect wholly owned subsidiary CapitaLand China Holdings Pte Ltd ("CapitaLand China"), today entered into an agreement with Chengdu Zhixin Industrial Co., Ltd ("Chengdu Zhixin") to form a 50-50 joint venture real estate company in China. Chengdu Zhixin is a leading developer in Sichuan Province, with a strong presence in Chengdu, having completed over 1.1 million square metres of real estate development. The joint venture company will benefit from Chengdu Zhixin's prime landbank, local market knowledge and valuable business network in Sichuan, as well as CapitaLand's breath of international development expertise and financial strength.

The joint venture company, to be named Sichuan Zhixin CapitaLand Co., Ltd, ("Zhixin CapitaLand") will be established in Chengdu. CapitaLand China and Chengdu Zhixin will each inject RMB350 million (S$69 million) as registered equity for the joint venture company. In addition, CapitaLand China will provide a shareholder's loan of approximately RMB1.09 billion (S$215 million).

Zhixin CapitaLand, which will undertake development activities in the Sichuan Province, has identified an initial 5 to 7 development projects in Chengdu. These projects, with potential gross floor area of up to 4.5 million square metres, will yield a pipeline of approximately 25,000 homes from now until 2014. Under the agreement, Zhixin CapitaLand will also have the first right of refusal to Chengdu Zhixin's future deal flow in Sichuan Province.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said: "Our partner, Chengdu Zhixin, is a strong local real estate company that has an impressive leadership position in Sichuan. CapitaLand will complement Chengdu Zhixin's strengths by bringing an international perspective to the joint venture company. We target to launch the first project by this year. Currently, CapitaLand has about 8,000 homes in the pipeline, spanning across Beijing, Shanghai, Guangzhou, Ningbo, and Hangzhou. This joint venture, together with our stake in Lai Fung Holdings, will triple our residential development pipeline. We expect to see positive contribution from these two transactions from 2007."

Mr Yang Hao, Chairman, Chengdu Zhixin Industrial Co., Ltd, said: "We like the way CapitaLand has innovatively grown its real estate business in several sectors besides residential. With a strong international partner like CapitaLand, we will jointly select and secure opportunities in the high-growth Sichuan market. There is strong demand for quality homes with the rising consumerism and increasing affordability. Moreover, the Chengdu market is still in its infant stage and property prices remain at attractive levels. We also expect strong revenue recognition for Chengdu Zhixin's operations arising from this joint venture."

Over the past 12 years, CapitaLand has set up strategic operational bases in the key gateway cities in Beijing, Shanghai, Guangzhou and now Chengdu. These bases, with full management teams and comprehensive resource capabilities, are strong operational platforms for CapitaLand to expand its multi-sector footprint in China's key growth areas in Bohai, Yangtze River Delta, Pearl River Delta and Southwest China, anchored by the respective gateway cities.

About Chengdu

Chengdu is the capital of Sichuan Province, the third most populous Chinese province and the strongest economy in Western China. Chengdu spans across a land area of 12,400 square kilometres and comprises 9 districts, 4 cities and 6 counties under its jurisdiction. It is the most important commercial, financial, logistics and transportation centre in Western China. In 2005, Chengdu recorded GDP growth of 13.2%, driven mainly by the fast growth in the secondary and tertiary sectors. Industrial production and tourism contributed to 31.9% and 18.2% of GDP respectively in 2005.

Chengdu has a population of 10.6 million (3.51 million households), of which 4.65 million (1.6 million households) reside in the city centre. As the most developed city in Western China, Chengdu attracts many immigrants from other locations in the region.

Chengdu has benefited from incentive packages provided under the Central Government's 'Go-West Policy', a drive aimed at attracting investment to Western China. Its size and relative proximity to other countries in the region also make it an attractive market, and a manufacturing base. It is a key manufacturing centre for the electronics, machinery, pharmaceutical, chemicals, metallurgy and food processing industries. In a Jones Lang LaSalle's survey in December 2005 on large MNCs in China, Chengdu was named as the top Tier II city in which MNCs (the majority of which were Global Fortune 500 companies) were likely to expand within a two-year time frame and beyond.

About Chengdu Zhixin Industrial Co., Ltd (www.zhixin.com)

Chengdu Zhixin is a leading developer in Sichuan Province and has a particularly strong market presence in Chengdu. Established in 1997, it currently has close to 2,000 employees involved in its real estate business. The company had developed 1.1 million square metres of properties in the past nine years, with another 350,000 square metres of properties under development. Chengdu Zhixin is also involved in the automobile sales and servicing and property/ asset management business.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality and real estate financial services are focused in gateway cities in Asia Pacific, Europe and the Middle East.

The company's property and hospitality portfolio spans more than 70 cities in 18 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include The Ascott Group, Raffles Holdings, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and Australand, which is listed both in Singapore and Australia.

About CapitaLand's China presence

CapitaLand entered the China real estate market in 1994. Over the past 12 years, the Group has established a focused presence in the top-tier cities across China's main regions of Bohai, Yangtze River Delta, Pearl River Delta and now the Western region. CapitaLand's multi-sector strategy also provides a diversified earnings base for the Group and is a reflection of its long-term view of the China market.

CapitaLand China, which became a "Wholly Foreign-Owned Enterprise" investment company in 2002, is one of the top builders of homes and a developer of landmark commercial properties in Beijing and Shanghai. The company has also expanded its footprint to Guangzhou, Ningbo, Hangzhou and now Chengdu.

CapitaLand Retail is one of the leading developers and managers of malls in China with a portfolio of over US$1 billion (S$1.7 billion) of assets anchored by Wal-Mart and Beijing Hualian. The Ascott Group, CapitaLand's service residence arm, is today the largest international serviced residence operator in the country.

CapitaLand's first China residential fund, CapitaLand China Residential Fund, formed with the support of corporate investors, is a US$61 million (S$103 million) private equity fund. The fund has been invested fully in mid- to high-end residential properties in Shanghai, Beijing and Guangzhou. In 2005, CapitaLand closed another private equity fund, the CapitaLand China Development Fund. A total of US$400 million (S$678 million) was raised for the real estate development fund for investments in China.

Issued by: **CapitaLand Limited (Co. Regn: 198900036N)**
Date: **30 May 2006**

Singapore

Analyst contact:
Harold Woo, Investor Relations
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media contact:
Nicole Neo, Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

China

Media contact:
Francis Li, Communications
Tel: +86-21 33114633 ext 8300
Email: li.chengjie@capitaland.com.cn

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-May-2006 12:40:12
Announcement No.	00018

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Joint Venture between CapitaLand China Holdings and Chengdu Zhixin Industrial Co., Ltd."
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments:	CLannc.Slides.Chengdu.30May06.pdf Total size = **935K** (2048K size limit recommended)

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Joint Venture between CapitaLand China Holdings and Chengdu Zhixin Industrial Co., Ltd

30 May 2006


zhixin
成都置信


CapitaLand
凯德置地




CapitaLand

THE JOINT VENTURE

Formation of an **Equal Joint-Venture** between **CapitaLand China Holdings** and **Chengdu Zhixin**, a leading Sichuan developer, to undertake land and real estate development in **Sichuan Province**


CapitaLand

CAPITALAND CHINA:
Focus, Balance, Scale

CapitaLand 凯德置地

AN EXTENSION OF CCH'S FOOTPRINT IN CHINA


"3+1"
Multi-Local Strategy
Bohai
Economic
Rim
Yangtze
River Delta
Pearl River
Delta
Southwest
China
Chengdu
Harbin
Changchun
Shenyang
Dalian
Beijing
Tianjin
Shijiazhuang
Taiyuan
Hohhot
Jinan
Qingdao
Yinchuan
Xining
Lanzhou
Zhengzhou
Xian
Hefei
Suzhou
Shanghai
Hangzhou
Xiaoshan
Ningbo
Wenzhou
Wuhan
Nanchang
Changsha
Chongqing
Guiyang
Kunming
Fuzhou
Xiamen
Guangzhou
Shenzhen
Hong Kong
Macau
Nanning
Haikou
Urumqi
East China Sea
South China Sea
Bay of Bengal

CCH MARKETS FOR PROPERTY DEVELOPMENT

Cities		Chengdu	Shanghai	Beijing	Guangzhou
GDP	RMB bil	237	914	681	512
Per capita urban disposable income	RMB	11,359	18,645	17,635	18,287
FDI Utilisation	US$ mil	550	6,850	3,530	2,649
Resident Population	mil	11	18	15	7
Regions		**Southwest China**	**Yangtze River Delta**	**Bohai Economic Rim**	**Pearl River Delta**
GDP	RMB bil	1,045	2,878	3,842	1,339
Per capita urban disposable income	RMB	8,386	13,431	10,500	17,290
FDI Utilisation	US$ mil	1,621	20,990	21,300	11,066
Land Area	sq km	567,400	109,600	521,120	41,698
Resident Population	mil	116	82	228	25

Source: Various City and Provincial Statistical Bureaus, CCH

Regional Definitions:

Southwest China: Sichuan Province, Chongqing Municipality

Yangtze River Delta: Shanghai, Nanjing, Suzhou, Wuxi, Changzhou, Zhenjiang, Nantong, Yangzhou, Taizhou (Jiangsu), Hangzhou, Ningbo, Jiaxing, Huzhou, Shaoxing, Zhoushan, Taizhou (Zhejiang)

Bohai Economic Rim: Liaoning Province, Shandong Province, Tianjin Municipality, Hebei Province, Beijing Municipality


CapitaLand

MAINTAINING FOCUS, BALANCE AND SCALE

FOCUS	
Core Real Estate Focus	Property Development, Investments, Financial Products
BALANCE	
Trading vs Investment	Development
	Investments
	Fund Management (CCDF, CCRF)
Mature vs Growth Markets	Gateway Cities: Shanghai, Beijing, Guangzhou
	Other major cities: Ningbo, Hangzhou, Chengdu
Different Sectors	Residential, Commercial, Retail, Int'd Devts, Serviced Residences
SCALE	
Management centres in 3 + 1 key locations	Shanghai } **Pan-China Presence**
	Beijing }
	Guangzhou }
	Chengdu
A springboard for future expansion & scalability	Shanghai ⇨ Yangtze River Delta
	Beijing ⇨ Bohai Economic Rim
	Guangzhou ⇨ Pearl River Delta
	Chengdu ⇨ Southwest China
Strategic Partnerships & Acquisitions	CapitaRetail + SZITIC
	CapitaRetail + Beijing Hualian
	CapitaLand China Holdings + Lai Fung Holdings
	CapitaLand China Holdings + Chengdu Zhixin

CapitaLand 凯德置地

RECENT GROUP ACTIVITIES IN CHINA

Dates	Events	CRL	CRTL	CCID	CFL
30-May-06	**Signed agreement with Chengdu Zhixin to set up a cooperative joint-venture for land and property development in Sichuan Province**	**X**			
18-May-06	Signed agreement to acquire Xihuan Plaza Retail Mall in Beijing for S$260 million		X		
17-May-06	Acquisition of first residential site in Hangzhou	X			
12-Mar-06	Acquisition of 20% stake in Lai Fung Holdings for S$135 million	X			
17-Mar-06	Completion of sale of 95% equity stake in Shanghai Xin Mao Property Development Co., Ltd. (Xin Mao Tower)			X	
8-Dec-05	Establishment of CapitaLand Financial (Beijing) Limited				X
22-Nov-05	Partnership with Lai Fung Holdings for Jinshazhou Site in Baiyun, Guangzhou	X			
21-Oct-05	Closed CCDF, a US$400 million private equity fund sponsored by CCH and co-invested by Citigroup	X			X
8-Jul-05	Signed cooperative agreement with SZITIC to invest and manage another 15 retail malls in China		X		
16-Jun-05	Completion of sale of Shanghai Huteng Real Estate Co. Ltd. (Pidemco Tower)			X	
28-May-05	Signed agreement to acquire Anzhen Shopping Mall in Beijing		X		
13-Apr-05	Acqusition of first development site in Jiangbei District, Ningbo	X			
7-Mar-05	Acquisition of two office towers along Jiangomenwai Avenue			X	
25-Feb-05	Acquisition of development site at Dongzhimen, Dongcheng District, Beijing	X			


CapitaLand
凯德置地

Why Chengdu?

CapitaLand
凯德置地

CHENGDU OVERVIEW

- **Capital of Sichuan Province**, 3rd most populous Chinese province and strongest economy in Western China
- **GDP Growth of 13.2% in 2005**, fastest growth in secondary and tertiary sectors
- **Most important commerce, finance, logistics, transport and communication centre for the West**
- **Key manufacturing centre** for electronics, machinery, pharmaceutical, chemicals, metallurgy and food processing industries
- Actively encouraging development of **high value-add industry sectors** e.g.: pharmaceutical, IT& telecom, aerospace, and medical equipment
- Chengdu municipal population of 10.6 million (3.51 million households)
- **Huge market reach** of 200 million consumers
- **Highest retail consumption** in Western China


CapitaLand

CHENGDU OVERVIEW

- **Magnet for FDI & relocation of investments from coastal regions due to:**
  - China's Go-West Policy's: preferential tax rates
  - Heavy government investments in infrastructure construction
  - Relatively low business-cost
  - Skilled workforce and R&D capabilities
  - Effort to improve government services and efficiency
  - Strategic location and huge catchment population
- **105 Fortune 500 companies have established a presence here:**
  e.g.: Intel, Microsoft, Maersk, Toyota, UPS, Motorola, Siemens, Bayer, P&G
- **Major Financial Institutions with a presence in Chengdu:**
  Citibank, HSBC, ABN AMRO, Standard Chartered, Tokyo-Mitsubishi, UOB, OCBC, BNP Paribas


CapitaLand
凯德置地

CHENGDU: BASE FOR MNCS IN WESTERN CHINA


Beijing 80%
Shanghai 78%
Guangzhou 52%
Shenzhen 36%
Chengdu 22%
Nanjing 18%
Shenyang 14%
Tianjin 14%
Xian 14%
Fuzhou 12%
Suzhou 12%
Wuhan 12%
Dalian 10%
Hangzhou 10%
Qingdao 10%
0%
20%
40%
60%
80%
100%
Jones Lang Lasalle Survey of Large MNCs in China:
Chengdu has 5th highest concentration of MNCs
Source: "Corporates in China: Where, When & Why", Jones Lang Lasalle, Dec 2005
1st Beijing and Shanghai
2nd Dalian
3rd Guangzhou
4th Chengdu
5th Chongqing and Shenzhen
6th Hangzhou
7th Tianjin
8th Nanjing/ Xian
9th Qingdao and Shenyang
10th Wuhan/ Suzhou/ Xiamen
Chengdu is ranked 4th highest for MNC expansion plans in China
The continued presence and expansion of MNCs in Chengdu will stimulate strong demand for quality real estate.
CapitaLand
凯德置地

CHENGDU: FDI HOTSPOT

Chengdu -- Foreign Direct Investment

FDI (contract) increased by 284% between 2000 and 2004
(million USD)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
267
149
387
192
360
265
382
261
498
367
669
425
807
332
3,055
1,452
1998
1999
2000
2001
2002
2003
2004
2005
FDI (Contract)
FDI (Utilised)

Sources: DTZ Research & CapitaLand Research



CapitaLand
凯德置地

DOMINANT SERVICES SECTOR

Chengdu -- Economic Structure (1990)



Primary Industry 21%
Tertiary Industry 39%
Secondary Industry 40%

Chengdu -- Economic Structure (2005)



Primary Industry 8%
Tertiary Industry 49%
Secondary Industry 43%

Chengdu's economy is moving toward a service economy as the weight of service-related industry account for nearly half of the GDP in 2005

Note:
Primary Industry: Includes Agriculture, Forestry, Fishing...etc
Secondary Industry: Includes Mining, Manufacturing, Electronics, Construction...etc
Tertiary Industry: Includes Transportation, Logistics, Telecom, Retail, Hospitality, Financial, Services and Education etc....



CapitaLand
凯德置地

HEAVY INVESTMENT IN INFRASTRUCTURE



Chengdu -- Fixed Asset Investment
Consistantly high level of Fixed Asset Investment has greatly improved the Chengdu's infrastructure and enhanced its economic competitiveness
Forecast
(billions RMB)
350
300
250
200
150
100
50
0
40%
30%
20%
10%
0%
(%)
21.6
25.9
31.0
37.2
41.9
47.6
58.2
70.2
86.3
108.5
145.7
189.5
236.8
303.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006F
2007F
2008F
Fixed Asset Investment
Growth Rate (% yoy)
CapitaLand
凯德置地

Sources: DTZ Research & CapitaLand Research

CHENGDU'S GROWTH TO OUTPERFORM

Chengdu GDP Growth vs. other major Chinese Cities

Chengdu's economy has been growing at an average rate of 12.8% p.a. between 1990 and 2005.

GDP Growth (% yoy)
16%
13%
10%
7%
4%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006F
2007F
2008F
Guangzhou
Chengdu
Shanghai
Beijing
China
Forecast

Source: DTZ Research & CapitaLand Research



CapitaLand

DEMOGRAPHIC TRENDS SUPPORT HOUSING DEMAND

1. **Population Growth:**
   - Average 3.1% annual population growth
   - Average 5.0% annual household number growth (+ **77,000 households p.a.**)

2. **Immigration:**
   - Chengdu – favored immigration destination in Western China,
   - Immigration population in 2005 amounts to 355,000 (7.4% of 2005 urban population)
   - 55% of Chengdu's city centre residential property bought by non-locals in 2005

3. **Urbanisation:**
   Population within downtown area is expected to grow from current 4.8 mil to 8 mil by year 2020



Chengdu -- Demographic
Population (million)
5.5
5.0
4.5
4.0
No. of Household (million)
1.8
1.6
1.4
1.2
1.0
1.45
1.53
1.60
1.68
4.4
4.5
4.6
4.8
2002
2003
2004
2005
Sources: DTZ Research & CapitaLand Research
Chengdu Urban Population
No. of Household (Urban)
Chengdu -- Immigration Population
(thousands)
400
300
200
100
0
Total urban population of Chengdu is 4.82 million
159
189
245
319
355
2001
2002
2003
2004
2005



CapitaLand
凯德置地

CHENGDU – DISPOSABLE INCOME RISING STEADILY



Chengdu -- Urban Resident Disposable Income
Disposable income has been growing steadily in the last decade (141% increase over 1995-2005)
Forecast
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
(RMB per year per capita)
30%
20%
10%
0%
(%)
4,709
5,266
6,019
6,446
7,098
7,649
8,128
8,972
9,641
10,394
11,359
12,325
13,434
14,670
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006F
2007F
2008F
Urban Resident Disposable Income Per Capita
Disposable Income Growth (%)

Sources: DTZ Research & CapitaLand Research

CapitaLand 凯德置地

02 - 4507

STRONG GROWTH IN RESIDENTIAL SALES

Chengdu -- Residential Supply & Demand

Residential GFA Completed (Supply) [LHS]
Residential GFA Sold (Demand) [RHS]

Residential GFA (million sqm)

16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0

Year	Residential GFA Completed (Supply)	Residential GFA Sold (Demand)
1998	1.2	3.4
1999	1.3	3.6
2000	4.6	4.0
2001	7.2	6.4
2002	7.9	7.4
2003	9.0	9.0
2004	7.0	10.2
2005	5.0	10.9

Source: Chengdu Statistics Book, DTZ Research & CapitaLand Research


CapitaLand

... AND RESIDENTIAL PRICES

Chengdu -- Average Residential Price (1Q04-1Q06)

(RMB psm)
5,500
5,000
4,500
4,000
3,500
Prime residential price
5,108
4,919
4,828
4,523
4,641
4,313
4,159
4,040
3,882
3,794
4,390
4,492
4,507
Average residential price
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

Average house price in Chengdu has increased by 22.3% during the last two years

Source: DTZ Research & CapitaLand Research


CapitaLand

Chengdu Zhixin

CapitaLand

PROFILE OF CHENGDU ZHIXIN

- Leading Sichuan developer, with a strong presence in Chengdu
- Established in Chengdu in 1997
- Founded and headed by current Chairman, Mr. Yang Hao
- Obtained ISO9001 accreditation in 2000
- 1,923 employees in real estate business
- Established track record and brand name in Sichuan Province both with buyers and government
- Completion of 1.1 mil sqm of property development to-date

zhixin
成都置信

CapitaLand
凯德置地

REAL ESTATE BUSINESS GEOGRAPHIC SCOPE


彭州市
Peng Zhou
温江区
Wenjiang
双流县
Shuang Liu
成都市
Chengdu City Centre
Chengdu
Sichuan Province
绵阳
Mian Yang
自贡
Zi Gong
宜宾
Yi Bin
攀枝花
Panzhihua
CapitaLand
凯德置地

RECENT PROJECTS




















LIDO GARDEN
置信·麗都花园

置信城市会所

芙蓉漢城

置信·香颂丽都
SUNNY LIDO
延续生命的地方

丽都玉园

芙蓉古城

Floraland
国色天乡

Zhixin
置信·丝丽雅
Grace

置信 丽都·花园城
LIDO GARDEN CITY

青羊工业发展

CAPITAL
红格投资

RIVERSIDE
HOUSE
成都置信·丽舍滨江

澜岸華庭

WSC
中国西部鞋都

PZCI
PENGZHOU CITY INVESTMENT CO.LTD
彭州城市投资有限公司

CapitaLand
凯德置地

RECOGNISED LEADING SICHUAN DEVELOPER

- Top 10 Developers of Sichuan Province
  四川省"综合实力10强" (2001)
- Top 10 Best Performing Developers of Sichuan Province
  四川省"最佳效益前10强" (2001)
- Sichuan Province Developer with Largest Market Share
  最大市场占有份额首强 (2002)
- Recognised Famous Brand of Sichuan Province
  四川著名商标 (2002)
- Recognised Brand Name Developer in China
  中国房地产品牌企业 (2003)
- Most Popular Residential Development in Chengdu 2000-2004: Lido Garden
  中国成都楼市总评榜2000-2004最满意居住社区
- Top 50 Influential Western China Developer
  影响中国·华西2005第二届TOP50房地产年度大奖 (2005)
- Golden Hibiscus Chengdu (Real Estate) Corporation Gold Award
  第三届"金芙蓉"杯成都2005年度（房地产）企业金奖 (2005)


CapitaLand
凯德置地

PROJECTS BY CHENGDU ZHIXIN



丽都花园 **Lido Garden, Wuhou, Chengdu (completed 1999)**

GFA: 327,500 sqm

CapitaLand 凯德置地

PROJECTS BY CHENGDU ZHIXIN



芙蓉古城 **Hibiscus City, Chengdu (Completed 2001)**

GFA: 227,854 sqm

PROJECTS BY CHENGDU ZHIXIN





芙蓉古城 **Hibiscus City, Wenjiang, Chengdu (Completed 2001)**

GFA: 227,854 sqm

CapitaLand 凯德置地

PROJECTS BY CHENGDU ZHIXIN





British Town "Farmers' Relocation Housing", Qingyang Industrial Development Project, Chengdu (Completed 2006)

CapitaLand
凯德置地

PROJECTS BY CHENGDU ZHIXIN







花园城 **Lido Garden City Phase A&B, Wuhou, Chengdu (under development)**

CapitaLand 凯德置地

PROJECTS BY CHENGDU ZHIXIN



国色天乡一期 **Floral Land Phase 1, Wenjiang, Chengdu (completed 2005)**

CapitaLand 凯德置地

The Joint-Venture


CapitaLand
凯德置地

OVERVIEW OF THE JOINT VENTURE

- Joint Venture Agreement between CapitaLand China Holdings Limited ("CCH") and Chengdu Zhixin Industrial Co., Ltd. ("Chengdu Zhixin") to set up New JV Company
- New JV Company will be established in Chengdu: Sichuan Zhixin CapitaLand Co., Ltd. ("ZXCL")
- Equal representation by CCH and Chengdu Zhixin on ZXCL's Board
- Joint CapitaLand-Chengdu Zhixin senior management team
- ZXCL to leverage off Chengdu Zhixin's local operating platform


CapitaLand

INVESTMENT STRUCTURE OF ZXCL


CapitaLand China (CCH)
100%
CapitaLand (Sichuan) Holdings Ptd Ltd
Offshore
PRC
50%
Chengdu Zhixin
50%
Sichuan Zhixin CapitaLand Co., Ltd. ("ZXCL")
100 %
100 %
100 %
New Project
New Project
Future Project


CapitaLand

MAIN PRINCIPLES/ GOALS OF COOPERATION

- Long-term cooperation
- Strong market impact
- Focus on Chengdu and Sichuan Province only
- Equal equity contribution and future funding
- First Right of Refusal to Chengdu Zhixin's future deal flow
- Sustainable profitability


CapitaLand

SCOPE OF COOPERATION

- **Sichuan Province only**
- **Property and land development**
- **5-7 projects identified for JV to undertake immediately:**

The Initial Portfolio:

Potential Land Bank Size	: 4.5 mil sqm (GFA)
Potential Number of Homes	: 25,000
Estimated Total Investment Size	: RMB 7.0 bil[1]
Expected Total revenue	: RMB 23.7 bil
Expected Average annual Revenue	: RMB 2.6 bil
Development Period	: 2006-2014 (9 yrs)

* Based on Company's estimates. Actual numbers subject to change.

1 Mainly land and infrastructure costs

First project ready for launch by end-2006.


CapitaLand
凯德置地

STRENGTH OF THE PARTNERSHIP


CapitaLand
凯德置地

- ✓ One of the largest listed real estate companies in Asia
- ✓ Established track record in property development and investment in China and Asia
- ✓ International brand name
- ✓ Financial strength
- ✓ Access to global capital
- ✓ International management expertise


zhixin
成都置信

- ✓ Most established and well-regarded local developer in Sichuan Province
- ✓ Strong brand name
- ✓ Established government and business relations
- ✓ In-depth understanding of Chengdu and Sichuan market
- ✓ Good nine-year track record
- ✓ Large land bank and strong deal flow


CapitaLand
凯德置地

Thank You

CapitaLand
凯德置地

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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	30-May-2006 17:20:54
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Media release by CapitaLand Limited's subsidiary, Australand - "Winten and Australand buy Dick Smith site in Macquarie Park"
Description	CapitaLand Limited's subsidiary, Australand, has today issued a media release on the above matter, as attached for information.
Attachments:	Australand-mediarelease30May06PurchaseofDickSmithsite.pdf Total size = **50K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX ANNOUNCEMENT

30 May 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Please find attached a copy of a Media Release issued today in relation to the acquisition of the Dick Smith site in Macquarie Park NSW by Australand and Winten Property Group.

Yours faithfully

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

encl


AUSTRALAND


WINTEN
PROPERTY
GROUP

Winten and Australand buy Dick Smith site in Macquarie Park

SYDNEY, 30 May 2006: Major private developer Winten Property Group and ASX listed diversified property group Australand have purchased a major future suburban commercial office site in Sydney in joint venture.

The north-western Sydney site, which once served as the headquarters of home electronics entrepreneur Dick Smith on the corner of Lane Cove Rd and Waterloo Rd at Macquarie Park, has been purchased as an investment property with development potential.

The existing buildings, which were vacated by Dick Smith in 2001, are leased by MAN Diesel, the State Rail Authority and other tenants.

The joint-venture partners, who paid $30 million for the 1.63 hectare site, have no plans to immediately develop the prominent property. However, it is recognised as one of Macquarie Park's "gateway sites" with expectations that under current planning proposals being considered by Lane Cove Council, it may yield over 40,000 square metres of office accommodation in three buildings.

Australand's Executive General Manager, Commercial and Industrial, John Thomas, said " the acquisition formed part of the group's commitment to maintaining the growth of its burgeoning investment portfolio while ensuring a pipeline of future development landbanks."

Recent changes to the Local Environment Plan (LEP) for the region had removed a requirement for development to be R&D based, meaning the area would be more attractive to traditional commercial tenants.

The changes also raise the building height limit from five storeys to 10 storeys.

Winten Development Director, Anthony Otto, said that with better rail and road links in the area, it would be a matter of time before big-name commercial tenants moved into Macquarie Park.

"When you consider the changes that have occurred with the LEP, Macquarie Park is likely to have a very different looking skyline in the next few years," Mr Otto said.

FURTHER INFORMATION:

John Thomas
Australand Holdings Limited
0418 926 077

Anthony Otto
Winten Property Group
0418 280 140

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-May-2006 08:18:03
Announcement No.	00009

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Announcement Title *	Post Conference Comments
Description	Yesterday, in the context of signing a joint-venture agreement that will significantly strengthen our operations in China, Mr Liew Mun Leong, President and CEO of CapitaLand Group shared the group's vision to double our profit in 5 years.
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	31-May-2006 17:16:28
Announcement No.	00048

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Announcement Title *	Media release by CapitaLand Limited's subsidiary, Australand - "Freshwater Place Stage II: Australand to build on success"
Description	CapitaLand Limited's subsidiary, Australand, has today issued a media release on the above matter, as attached for information.
Attachments:	Australand-mediarelease31May06FreshwaterPlaceStage2.pdf Total size = **49K** (2048K size limit recommended)

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Level 3, 1C Homebush Bay Drive
RHODES NSW 2138

Locked Bag 2106
NORTH RYDE NSW 1670
DX 8419 Ryde

T 02 9767 2000
F 02 9767 2900
www.australand.com.au


AUSTRALAND

ASX ANNOUNCEMENT

31 May 2006

The Manager
Company Announcements
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Please find attached a copy of a Media Release issued today in relation to the construction of Freshwater Place Stage 11 Tower at Melbourne's Southbank.

Yours faithfully

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

encl



Freshwater Place Stage II: Australand To Build on Success

Melbourne, 31 May 2006: Australand has announced its intention to commence the construction of the second stage of the highly successful commercial office component of its $1 billion Freshwater Place development at Melbourne's Southbank.

The success of the Freshwater Place Stage 1 Tower, which is anchored by the accounting services group, PricewaterhouseCoopers, will by complemented by a new 22-storey, 30,000 square metre tower to be completed in 2008.

The Freshwater Place Stage II Tower is expected to be valued at close to $180 million and will join the original commercial tower, as well as Australand's highly successful Freshwater Place residential tower in the Freshwater Place precinct.

PricewaterhouseCoopers secured naming rights with their 25,000 square metre pre-commitment in 2003 over the first office tower.

Announcing plans to develop Freshwater Place Stage II Tower, Australand's Executive General Manager, Commercial and Industrial, John Thomas, said "Freshwater Place Stage I Tower remained on track to be fully leased by 30 June. He said the success of Stage I had defied the predictions of many people.

"The most difficult aspect of the first stage was to convince tenants to move across the Yarra. In that respect, people forget that PwC's decision to become the anchor tenant in Stage I in the early days was somewhat visionary," Mr. Thomas said.

He believes Australand's strategy has been vindicated as leasing agents Colliers International have finalised deals in Freshwater Place Stage 1 Tower totaling more than 25,000 square metres in the past six months with significant enquiry remaining unsatisfied.
As a consequence, Australand believes market conditions are right to proceed with the second tower.

Freshwater Place Stage I Tower achieved record rentals for non-CBD office space, ranging from $335/square metre net in the low rise up to $400/square metre net in the high rise.

Australand's Victorian General Manager, Commercial and Industrial, Sean McMahon, said Australand had been determined to establish Freshwater Place as a real alternative to Collins Street and the CBD.

"The record rentals achieved at Freshwater Place were a consequence of Australand delivering on its promises and vision to deliver a landmark office building in a vibrant, mixed-use precinct," Mr. McMahon said.

"The amenities within the precinct are exceptional. The village-style shopping facilities at ground level incorporate a boutique supermarket, pharmacy, newsagency, cafes and associated convenience based retail uses.

"Then there are in-house facilities such as gymnasiums, terrace gardens, 24/7 security presence, in-house building management and a mail-room/courier centre. The combination of these features helped to shape Freshwater Place's success as an integrated workplace environment.

"In the latter part of this decade, we foresee greater uncertainty due to backfill space created by large relocations and this cyclical market factor has accelerated our decision making process to proceed immediately with Freshwater Place Stage II."

FURTHER INFORMATION:

John Thomas, Executive General Manager, Commercial and Industrial, Australand: 0418 926 077
Sean McMahon, Victorian General Manager, Commercial and Industrial, Australand: 0410 685 349
Nathan Vass, Wise McBaron Communication: 0405 040 133